Exhibit 99.5

Red White & Bloom Brands Inc. Condensed Interim Consolidated Financial Statements For the periods ended June 30, 2023, and 2022

RED WHITE & BLOOM BRANDS, INC.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements; they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Red White & Bloom Brands, Inc. (the “Company”) have been prepared and are the responsibility of the Company’s management. The unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of the condensed interim consolidated financial statements by an entity’s auditor.

RED WHITE & BLOOM BRANDS, INC.

MANAGEMENTS’ RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Red White & Bloom Brands Inc.:

Management is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements (the “Financial Statements”), including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the Financial Statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information for the preparation of the Financial Statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

August 29, 2023

/s/ “Brad Rogers” Director

/s/ “Colby De Zen” Director

RED WHITE & BLOOM BRANDS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In Canadian Dollars)

	As at June 30, 2023	As at December 31, 2022
	$	$
Assets
Current assets
Cash and cash equivalents (note 8)	3,884,521	2,747,138
Accounts receivable (note 9)	15,490,015	8,439,143
Notes receivable (note 10)	14,314,566
Prepaid expenses (note 11)	842,605	1,079,424
Deposits (note 12)	6,557,165	4,231,775
Inventory (note 13)	17,381,072	14,457,013
Biological assets (note 14)	1,779,082	4,291,458
Other current assets	772,332	—
Total current assets	61,021,358	35,245,951
Non-current assets
Property, plant and equipment, net (note 15)	71,028,316	73,873,258
Intangible assets, net (note 16)	122,535,105	125,348,600
Right-of-use assets, net (note 18)	19,464,272	20,703,498
Goodwill (note 17)	36,653,275	37,494,861
Total non-current assets	249,680,968	257,420,217
Total assets	310,702,326	292,666,168
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 19)	38,843,047	37,320,277
Short-term notes payable (note 20)	28,332,509	1,974,584
Short-term credit facility (note 20)	18,298,496	17,551,668
Short-term convertible debentures (note 20)	37,083,621	—
Short-term derivative liabilities (note 20)	429	—
Short-term lease obligations (note 18)	615,645	602,418
Income taxes payable	15,294,451	12,633,699
Other current liabilities	5,226,682	672,064
Total current liabilities	143,694,880	70,754,710
Non-current liabilities
Long-term notes payable (note 20)	93,597,010	87,357,123
Long-term convertible debentures (note 20)	32,765,279	64,897,343
Long-term lease obligations (note 18)	21,663,975	22,285,277
Derivative liabilities (note 20)	923,172	3,230,322
Deferred income tax liability	13,043,840	15,941,348
Total non-current liabilities	161,993,276	193,711,413
Total liabilities	305,688,156	264,466,123
Shareholders' equity
Share capital (note 21)	342,068,972	342,068,972
Contributed surplus	16,826,996	16,368,382
Cumulative translation adjustment	5,925,999	10,705,725
Accumulated deficit	(369,191,809)	(352,649,020)
Non-controlling interest (note 25)	9,384,012	11,705,986
Total shareholders' equity	5,014,170	28,200,045
Total liabilities and shareholders' equity	310,702,326	292,666,168

Nature of operations (note 1) Segmented results (note 29) Subsequent events (note 32) Commitments and contingencies (note 28)	Approved by the Board /s/ “Brad Rogers” Director /s/ “Colby De Zen” Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

RED WHITE & BLOOM BRANDS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF PROFIT & LOSS & COMPREHENSIVE PROFIT & LOSS

(In Canadian Dollars)

	3 months ended June 30, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
	$	$	$	$
Revenue
Sales revenue (note 23)	21,915,629	27,402,453	48,961,717	55,449,254
Cost of goods sold, before fair value adjustments	15,049,199	22,614,856	32,685,613	39,320,191
Gross Profit before fair market value adjustments	6,866,430	4,787,597	16,276,104	16,129,063
Unrealized changes in fair value of biological assets	(1,287,157)	(17,973)	(1,737,952)	(2,467,978)
Realized fair value amounts included in inventory sold	616,685	(1,351,571)	10,201	(1,074,644)
Gross profit after fair market value adjustments	6,195,958	3,418,053	14,548,353	12,586,441
Operating Expenses
General and administration (note 24)	7,331,809	10,211,025	16,106,375	18,759,367
Marketing expenses	578,131	824,340	1,131,908	1,469,996
Share-based compensation (note 21)	142,405	—	458,614	273,000
Depreciation and amortization (note 15, 16)	1,402,809	1,392,394	2,069,149	2,873,439
Bad debt expense (note 9)	379,716	891,736	934,852	1,299,276
Total Operating Expenses	9,834,870	13,319,495	20,700,898	24,675,078
Loss from operations before other expenses (income)	(3,638,912)	(9,901,442)	(6,152,545)	(12,088,637)
Other expense (income)
Other expense (income)	(336,747)	—	(384,972)	—
Accreted interest, leases (note 18)	663,549	1,371,148	1,345,114	2,000,899
Finance expense, net (note 20)	7,503,331	1,809,731	14,422,752	9,183,117
(Gain) loss on revaluation of financial instruments (note 20)	(1,276,619)	—	(2,284,312)	—
(Gain) loss on disposal of assets (note 15)	144,359	—	144,359	—
Foreign exchange	(1,020,309)	2,754,670	(995,992)	1,352,703
Total other expenses (income)	5,677,564	5,935,549	12,246,949	12,536,719
Loss before income taxes	(9,316,476)	(15,836,991)	(18,399,494)	(24,625,356)
Current income tax expense	(147,034)	(1,133,396)	(2,122,431)	(3,204,566)
Deferred income tax recovery	—	—	1,696,281	—
Net income (loss) from continuing operations	(9,463,510)	(16,970,387)	(18,825,644)	(27,829,922)
Gain (loss) from discontinued operations (note 31)	(4,953)	(675,823)	(39,118)	(1,573,476)
Net loss for the period	(9,468,463)	(17,646,210)	(18,864,762)	(29,403,398)
Translation adjustment	(4,600,484)	2,772,655	(4,779,726)	1,394,057
Net income (loss) and Comprehensive income (loss)	(14,068,947)	(14,873,555)	(23,644,488)	(28,009,341)
Net loss attributable to:
Shareholders	(8,348,525)	(16,140,544)	(16,542,788)	(27,566,328)
Non-controlling interests	(1,119,938)	(1,505,666)	(2,321,974)	(1,837,070)
Net loss and comprehensive loss attributable to:
Shareholders	(12,949,009)	(13,367,889)	(21,322,514)	(26,172,271)
Non-controlling interests	(1,119,938)	(1,505,666)	(2,321,974)	(1,837,070)
Net loss per share, basic and diluted (note 22)	(0.02)	(0.04)	(0.04)	(0.08)
Weighted average number of outstanding common shares, basic and diluted	474,738,811	401,199,635	469,521,901	337,503,251

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

RED WHITE & BLOOM BRANDS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Canadian Dollars)

	Convertible Series I Preferred Shares	Convertible Series I Preferred Shares	Convertible Series II Preferred Shares	Convertible Series II Preferred Shares	Common Shares	Common Shares	Non- Controlling Interests	Contributed surplus	Cumulative translation adjustment	Accumulated Deficit	Total equity
	#	$	#	$	#	$	$	$	$	$	$
Balance, January 1, 2022	3,181,250	5,637,175	92,985,275	46,736,677	260,860,351	229,792,308	18,062,258	14,192,749	(692,849)	(116,877,562)	196,850,756
Exercise. restricted share units (note 21)	—	—	—	—	910,000	419,000	—	(419,000)	—	—	—
Issuance, restricted share units (note 21)	—	—	—	—	—	—	—	273,000	—	—	273,000
Conversion, Preferred shares (note 21)	—	—	(129,985,275)	(65,976,677)	139,125,139	65,976,677	—	—	—	—	—
Shares issued, Pharmaco Acquisition (note 7)	—	—	37,000,000	19,240,000	37,000,000	19,240,000	—	—	—	—	38,480,000
Currency translation adjustment	—	—	—	—	—	—	—	—	1,394,057	—	1,394,057
Net loss	—	—	—	—	—	—	(1,837,070)	—	—	(27,566,328)	(29,403,398)
Balance, June 30, 2022	3,181,250	5,637,175	—	—	437,895,490	315,427,985	16,225,188	14,046,749	701,208	(144,443,890)	207,594,415

	Convertible Series I Preferred Shares	Convertible Series I Preferred Shares	Convertible Series II Preferred Shares	Convertible Series II Preferred Shares	Common Shares	Common Shares	Non- Controlling Interests	Contributed surplus	Cumulative translation adjustment	Accumulated Deficit	Total equity
	#	$	#	$	#	$	$	$	$	$	$
Balance, January 1, 2023	—	—	—	—	469,521,901	342,068,972	11,705,986	16,368,382	10,705,725	(352,649,020)	28,200,045
Stock based compensation (note 21)	—	—	—	—	—	—	—	479,782	—	—	479,782
Stock option forfeitures (note 21)	—	—	—	—	—	—	—	(21,168)	—	—	(21,168)
Currency translation adjustments	—	—	—	—	—	—	—	—	(4,779,726)	—	(4,779,726)
Net loss	—	—	—	—	—		(2,321,974)	—	—	(16,542,789)	(18,864,763)
Balance, June 30, 2023	—	—	—	—	469,521,901	342,068,972	9,384,012	16,826,996	5,925,999	(369,191,809)	5,014,170

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

RED WHITE & BLOOM BRANDS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

	For the 6 months ended June 30, 2023	For the 6 months ended June 30, 2022
Cash flow from operating activities:

Net loss for the period	(18,864,762)	(29,403,398)

Items not involving cash:
Accreted interest on leases (note 18)	1,345,114	2,000,899
Adjustments to lease obligations (note 18)	(77,179)	—
Depreciation of right-of-use assets (note 18)	815,247	969,934
Adjustment to right-of-use assets (note 18)	(72,244)
Depreciation of property, plant and equipment (note 15)	2,324,745	1,903,505
Disposal of property, plant and equipment (note 15)	(310,524)	—
Accrued interest on interest receivable (note 10)	(161,622)	—
Amortized discount on note receivable (note 10)	(152,944)	—
Accrued interest on short-term notes payable (note 20)	22,251	—
Accrued interest on long-term notes payable (note 20)	7,040,909	—
Accrued interest on convertible debentures (note 20)	2,745,997	—
Accreted interest on convertible debentures (note 20)	2,134,457	—
Accrued interest on credit facility (note 20)	1,055,287	—
Finance Fees	—	1,152,965
Revaluation of financial instruments (note 20)	(2,284,312)	—
Stock based compensation (note 21)	458,614	—
Issuance of restricted share units (note 21)	—	273,000
Realized (gain) loss in cost of sales (note 13)	10,201	(1,074,644)
Fair value adjustment on biological assets (note 14)	(1,737,952)	2,467,978
	(5,708,718)	(21,709,761)
Changes in non-cash working capital items:
Accounts receivable (note 9)	(7,230,172)	(303,762)
Prepaid expenses (note 11)	124,586	(210,386)
Deposits (note 12)	(2,325,390)	—
Inventory (note 13)	(3,258,753)	(7,197,817)
Biological Assets (note 14)	4,154,005	(223,434)
Accounts payable and accrued liabilities (note 19)	1,478,726	22,287,601
Current Income tax payable	3,031,340	7,152,511
Deferred income taxes	(2,626,718)	—
Other assets	(772,332)	—
Other liabilities	5,226,682	—
Net cash provided by (used in) operating activities	(7,906,743)	(205,048)
Cash flows from investing activities
Acquisition of property, plant and equipment	(1,460,269)	(1,496,971)
Acquisition of right-of use-assets	152,155	—
Sale of investment, net	—	55,293,007
Acquisition of PharmaCo, Inc.	—	747,226
Net cash provided by (used in) investing activities	(1,307,114)	54,543,262
Cash flow from financing activities:
Issuance of long-term note (note 20)	2,067,225	—
Amendment of long-term notes payable (note 20)	5,979,150	—
Addition to long-term notes payable (note 20)	8,946,000	—
Principal payments on short-term notes payable (note 20)	(37,487)	—
Principal payments on long-term notes payable (note 20)	(1,293,125)	—
Interest payments on short-term notes payable (note 20)	(1,862,691)	—
Principal payments on credit facility (note 20)	—	(51,266,132)
Interest payments on credit facility (note 20)	(354,156)	—
Amendment fees on credit facility (note 20)	136,756	—
Amendment fee payments on credit facility (note 20)	(91,059)	—
Addition of lease obligation	152,481	—
Principal payments on lease obligations (note 18)	(157,241)	(2,000,899)
Interest payments on lease obligations (note 18)	(1,345,114)	(264,466)
Net cash provided by (used in) financing activities	12,140,738	(53,531,497)
Foreign exchange affecting cash	(1,789,497)	1,352,703
Change in cash during the year	1,137,383	2,159,420
Cash, beginning of year	2,747,138	818,753
Cash, end of year	3,884,521	2,978,173

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

1.   NATURE OF OPERATIONS AND GOING CONCERN

Red White & Bloom Brands Inc., (the "Company" or "RWB") is publicly traded, with its common shares currently trading on the Canadian Securities Exchange (the “CSE”) under the trading symbol "RWB" and in the United States on the OTCQX under the symbol "RWBYF". The Company was incorporated on March 12, 1980, pursuant to the Business Corporations Act, British Columbia, with its registered office is located at Suite 810 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

The unaudited condensed interim consolidated financial statements for the period ended June 30, 2023 (the “Financial Statements”), have been prepared under the assumption of a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at June 30, 2023, the Company incurred accumulated net comprehensive losses of $369,191,809 (December 31, 2022; $352,649,020) since inception, including non-cash impairments of $214,764,297 realized in fiscal 2022. For the three and six months ended June 30, 2023, the Company incurred a comprehensive net loss of $8,348,526 and $16,542,789, respectively (2022; $16,140,544 and $27,566,328, respectively), and net cash used in operations for the six months ended June 30, 2023, was $7,601,107 (June 30, 2022; $205,048).

The Company's operations are mainly funded with debt and equity financing, which is dependent upon many external factors and may be difficult to raise additional funds when required. The Company may not have sufficient cash to fund ongoing operations, the acquisition and development of assets or servicing of debt requirements and will therefore require additional funding, which if not available by way of the by the aforementioned sources of capital, may result in the delay, postponement, or curtailment of some of its operating or investing activities. In assessing whether the going concern assumption was appropriate, the Company considered all relevant information available for the twelve-month period following June 30, 2023. To address its financing requirements, the Company continues to pursue available options including financing via debt and equity markets to fund ongoing operations and select growth initiatives, both organic and acquisitive and opportunities to monetize captive assets; tangible and intangible, should they present themselves. The Company will also continue to seek to improve its cash flow by prioritizing operating initiatives with greater expected returns and also continue to target a reduction cost by streamlining its operations and support functions. While the Company has been successful in obtaining financing to date, and it remains confident that it will be able to secure sufficient sources of capital in the future and ultimately achieve profitability and positive cash flows from operations, the Company's ability to raise capital, in various formats, may be adversely impacted by: market conditions that may result in a lack of normally available financing in the cannabis industry; increased competition across the industry, and overall negative investor sentiment within the cannabis industry. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favorable to the Company or at all. If the going concern assumption were not appropriate for the Financial Statements for the period ended June 30, 2023, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the condensed interim consolidated statements of financial position classifications used. Such adjustments could be material.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

2.   BASIS OF PRESENTATION

A.	STATEMENT OF COMPLIANCE

These Financial Statements have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34"), using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC"), effective for the six months ended June 30, 2023, and 2022. These Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022 (the “2022 Audited Consolidated Financial Statements”).

These Financial Statements were authorized for issuance by the Company's Board of Directors and Audit Committee on August 29, 2023.

B.	BASIS OF MEASUREMENT

These Financial Statements have been prepared on a historical cost basis except for biological assets and certain financial instruments classified as fair value through profit or loss, which are measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

C.	FUNCTIONAL AND PRESENTATION CURRENCY

All figures presented in these consolidated financial statements are reflected in Canadian dollars, unless otherwise noted, which is the functional currency of the Company. Foreign currency transactions and translation into Canadian dollars is computed in accordance with the Company’s foreign currency and foreign currency translation accounting policies found in note 6 of the Company’s 2022 Audited Consolidated Financial Statements. Functional currencies of subsidiaries included in these Financial Statements can be found in note 3.

3.   BASIS OF CONSOLIDATION

SUBSIDIARIES

Subsidiaries are those entities which the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect these returns through its power over the investee. The Company has applied the full consolidation method for entities that meet the criteria for consolidation.

Consequently, all significant balances and effects of any transactions taking place between them have been eliminated in the consolidation process. If necessary, adjustments are made to the financial statements of the subsidiaries to adapt the accounting policies used to those used by the Company.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

Subsidiaries with controlling interest within these Financial Statements include:

Subsidiary	Source Currency	Jurisdiction	% Ownership As at June 30, 2023	% Ownership As at December 31, 2022
(1) RWB (PV) Canada, Inc.	CAD	Alberta, Canada	100%	—
Red White & Bloom Brands Inc. (Parent)	CAD	British Columbia, Canada	100%	100%
1251881 B.C. Ltd.	CAD	British Columbia, Canada	100%	100%
RWB Licensing Inc.	CAD	British Columbia, Canada	100%	100%
MichiCann Medical Inc.	CAD	Ontario, Canada	100%	100%
PV CBD, LLC	USD	California, United States	100%	100%
(1) RWB California, Inc.	USD	California, United States	100%	—
RWB Platinum Vape Inc.	USD	California, United States	100%	100%
Vista Prime Management, LLC	USD	California, United States	100%	100%
Vista Prime 3, Inc.	USD	California, United States	100%	100%
Vista Prime 2, Inc.	USD	California, United States	100%	100%
Mid-American Growers, Inc.	USD	Delaware, United States	100%	100%
(2) Royalty USA Corp.	USD	Delaware, United States	100%	100%
(2) RWB Illinois, Inc.	USD	Delaware, United States	100%	100%
RWB Florida LLC	USD	Florida, United States	77%	77%
Red White & Bloom, Florida Inc.	USD	Florida, United States	77%	77%
Real World Integration, LLC	USD	Illinois, United States	100%	100%
GC Ventures 2, LLC	USD	Michigan, United States	100%	100%
Pharmaco, Inc.	USD	Michigan, United States	100%	—
RWB Michigan LLC	USD	Michigan, United States	100%	100%
RWB (PV) Licensing, LLC.	USD	Nevada, United States	100%	—
(3) RLTY Beverage 1 LLC	USD	Delaware, United States	Dissolved	100%
(3) RLTY Development MA 1 LLC	USD	Delaware, United States	Dissolved	100%
(3) Mid-American Cultivation, LLC.	USD	Illinois, United States	Dissolved	100%
(3) RWB Freedom Flower, LLC	USD	Illinois, United States	Dissolved	100%
(3) RWB Shelby, Inc.	USD	Illinois, United States	Dissolved	100%
(3) RLTY Development Orange LLC	USD	Massachusetts, United States	Dissolved	100%
(3) RLTY Development Springfield LLC	USD	Massachusetts, United States	Dissolved	100%

(1) Newly incorporated: RWB (PV) Canada, Inc. (March 7, 2023), RWB California, Inc. (February 7, 2023)

(2) Pending reactivation: Royalty USA Corp., RWB Illinois, Inc.

(3) Dissolved: RLTY Beverage 1 LLC (December 20, 2022), RLTY Development MA 1 LLC (December 9, 2022), Mid-American Cultivation, LLC. (July 5, 2022, RWB Freedom Flower, LLC (August 22, 2022,) RWB Shelby, Inc.(October 25, 2022), RLTY Development Orange LLC (December 20, 2022), RLTY Development Springfield LLC (December 20, 2022).

4.   ACCOUNTING PRONOUNCEMENTS

A.	ACCOUNTING PRONOUNCEMENTS RECENTLY ADOPTED

Amendments to IAS 37 Onerous Contracts and the Cost of Fulfilling a Contract (“IAS 37”)

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

The Company applied the standard prospectively from January 1, 2022. The amendments did not have an impact on the Financial Statements.

Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)

In January 2020, the IASB issued an amendment to IAS 1, which affects the presentation of liabilities in the statement of financial position and not the amount or timing of their recognition. The amendments clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the right to defer settlement by at least 12 months. That classification is unaffected by the likelihood that an entity will exercise its deferral right. The amendments are effective for annual periods beginning on or after January 1, 2023, and are to be applied retrospectively. The amendments do not have a material impact on the Financial Statements.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

In October 2022, the IASB issued another amendment to IAS 1, which affects the classification of Liabilities as Current or Non-current, clarifying requirements for the classification of liabilities as non-current which is effective for annual periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company’s Financial Statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

In February 2021, the IASB issued “Definition of Accounting Estimates,” which amends IAS 8. The amendment replaces the definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” The amendment provides clarification to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The amendments do not have a material impact on the Financial Statements.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“IAS 12”)

The amendment narrowed the scope of certain recognition exemptions so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. An entity applies the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. It also, at the beginning of the earliest comparative period presented, recognizes deferred tax for all temporary differences related to leases and decommissioning obligations and recognizes the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date. The amendment is effective for annual periods beginning on or after January 1, 2023, with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s Financial Statements.

B.	STANDARDS, AMENDMENTS, AND INTERPRETATIONS NOT YET EFFECTIVE

New and amended accounting standards are effective for the Company for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company has not early adopted new or amended standards in preparing these Financial Statements. The Company has not yet determined the impact of these amendments on its Financial Statements. The following are relevant new and amended standards under review by the Company.

Amendments to IFRS 16, Lease liability in a Sale and Leaseback

The amendment specifies the requirements that a seller-lessee should use in measuring the lease liability arising in a sale and leaseback transaction to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains that is effective for annual periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company’s Financial Statements.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

Amendments to IAS 1, Non-current Liabilities with Covenants

In October 2022, the IASB issued amendments to IAS 1, which specifies that covenants whose compliance is assessed after the reporting date do not affect the classification of debt as a current or non-current at the reporting date. Instead, the amendment requires disclosure of information about these covenants in the notes to the financials statements. The amendments are effective for annual reporting periods belonging to January 1, 2024, with early adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s Financial Statements.

5.   CRITICAL ASSUMPTIONS AND SOURCES OF UNCERTAINTY

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant estimates and judgments used in the preparation of these Financial Statements are described in the 2022 Audited Consolidated Financial Statements which can be found on the Company’s profile on www.sedarplus.ca.

6.   SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in these Financial Statements are consistent with those followed in preparation of the 2022 Audited Consolidated Financial Statements, which can be found on www.sedarplus.ca, which were prepared in accordance with IFRS as issued by the IASB.

7.   ACQUISITIONS

ACQUISITION OF PHARMACO INC.

On February 7, 2022, the Company closed its acquisition of Pharmaco, Inc. via RWB Michigan, LLC, the Company’s wholly owned subsidiary (“RWB Michigan”), in an all-stock transaction (the “Pharmaco Acquisition”). The closing of the Pharmaco Acquisition met the requirements of a business combination under IFRS 3.

Consideration for the Pharmaco Acquisition included the issuance of 37 million units of RWB (“Units”), a previously held put/call option valued at $94,129,689 on date of acquisition, and $38,064,000 in debt assumed.

Each Unit consists of one common share and one series II convertible preferred share (each, a “Series II Preferred Share” and collectively, the “Series II Preferred Shares”) in the capital of RWB. Each Series II Preferred Share was convertible, in accordance with the formula as set out in the terms in RWB’s articles, at any time or times before April 24, 2022. The Series II Preferred shares were subject to a voluntary lock-up until January 1, 2023. All Series II Preferred Shares issued in relation to the Pharmaco Acquisition were converted into common shares of the Company by April 24, 2022 (note 21).

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

The purchase price allocation for the Pharmaco Acquisition is as follows:

Consideration Paid:	$
Fair value of 37,000,000 common shares @ $0.52/share)	19,200,750
Fair value of 37,000,000 preferred shares @ $1.00/share)	36,946,187
Put Call Option	94,129,689
Debt assumed	38,064,000
Total consideration	188,340,626
Net identifiable assets acquired:	$
Cash and cash equivalents	748,464
Receivables	4,010,496
Prepaid expenses	986,836
Inventory	5,118,746
Biological assets	579,964
Property, plant and equipment	47,262,675
Right of use asset	1,932,142
Intangible assets	29,242,034
Lease obligations	(1,932,142)
Deferred tax liability	(8,358,854)
Accounts payable and accrued liabilities	(83,420,471)
Total identifiable net assets	(3,830,110)
Goodwill (excess consideration over net identifiable assets)	192,170,736
Total consideration	188,340,626

During the year ended December 31, 2022, the Company assessed the goodwill acquired as a result of the Pharmaco Acquisition. Refer to note 17 for details on goodwill impairment relating to Pharmaco, Inc.

8.   CASH AND CASH EQUIVALENTS

Cash and equivalents as at June 30, 2023 and December 31, 2022, includes the following:

	As at June 30, 2023	As at December 31, 2022
	$	$
Cash in bank	3,233,730	2,196,902
Cash on hand	314,873	369,780
Cash in transit	335,918	180,456
Balance, cash and cash equivalents	3,884,521	2,747,138

Cash on hand is typically cash amounts at various locations for retail operations and petty cash kept on hand to settle immediate needs of the day-to-day operations. Cash in bank includes cash held by the Company’s various financial institutions. Cash in transit are cash deposits from the Company’s retail locations on route to be deposited into the Company’s financial institution. Cash in transit typically has a 24-to-48-hour transit time before the deposit clears the financial institution.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

9.   ACCOUNTS RECEIVABLE

The Company's trade accounts receivable is a result of sales through its Distribution segment. The Company extends credit terms to customers at its sole discretion based on the customers’ credit reference checks. The Company’s typical credit terms, for customers who have met the Company’s creditworthiness criteria, ranges between net 15 and 30 days.

As at June 30, 2023 and December 31, 2022 accounts receivable consists of the following:

	As at June 30, 2023	As at December 31, 2022
	$	$
Trade receivables	17,424,797	9,605,460
Sales tax receivable	559,511	450,848
Other receivables	2,679	—
Total receivables before expected credit losses	17,986,987	10,056,308
Provision for expected credit losses	(2,496,972)	(1,617,165)
Total	15,490,015	8,439,143

Sales tax receivable represents input tax credits on purchased goods or services.

The Company assessed the carrying amount of trade receivables at June 30, 2023, for expected credit loss (“ECL”) and included an expected credit loss of $2,496,972 (December 31, 2022; $1,617,165) against receivables. In the three and six months ended June 30, 2023, the Company expensed $379,716 and $934,852, respectively to bad debt expense on the consolidated interim statement of income (loss) and comprehensive income (loss) relating to expected credit losses (2022; $891,736 and $1,299,276, respectively). The Company does not include sales tax recoverable within its ECL calculations as management deems this as fully collectible.

The aging of the Company’s trade receivables and the corresponding ECL as at June 30, 2023 is as follows:

Rate of expected credit loss:	0.00%	1.84%	4.95%	35.15%	53.15%	Total
Aging classification	1-30 Days	31-60 Days	61-90 Days	91-120 Days	121+ Days
	$	$	$	$	$	$
Trade receivables	8,920,556	2,114,063	1,704,661	648,057	4,037,460	17,424,797
Expected credit losses	—	(38,795)	(84,414)	(227,809)	(2,145,954)	(2,496,972)
Net trade receivables	8,920,556	2,075,268	1,620,247	420,248	1,891,506	14,927,825
Sales tax recoverable	—	—	—	—	—	559,511
Other receivables	—	—	—	—	—	2,679
Balance, June 30, 2023	8,920,556	2,075,268	1,620,247	420,248	1,891,506	15,490,015

The aging of the Company’s trade receivables and the corresponding ECL as at December 31, 2022 is as follows:

Rate of expected credit loss:	0.00%	5.07%	38.05%	55.32%	85.60%	Total
Aging classification	1-30 Days	31-60 Days	61-90 Days	91-120 Days	121+ Days
	$	$	$	$	$	$
Trade receivables	6,406,201	989,133	612,468	111,817	1,485,841	9,605,460
Expected credit losses	—	(50,196)	(233,045)	(61,855)	(1,272,069)	(1,617,165)
Net trade receivables	6,406,201	938,937	379,423	49,962	213,772	7,988,295
Sales tax recoverable	—	—	—	—	—	450,848
Balance, December 31, 2022	6,406,201	938,937	379,423	49,962	213,772	8,439,143

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

10.   NOTES RECEIVABLE

The Company had an outstanding note receivable (the “AH Note Receivable”) on its Consolidated Interim Statement of Financial Position of $14,314,566 as at June 30, 2023 (December 31, 2022; $nil).

The AH Note Receivable was established on June 6, 2023, in conjunction with the execution of a binding letter agreement for a potential business combination between the Company and Aleafia Health, Inc. (the “Aleafia Letter Agreement”), the Company acquired senior secured debt held by Aleafia Heath, Inc. (“Aleafia”) at a discounted purchase price of $12.5 million (note 32) from a lender of Aleafia, and loaned Aleafia an additional $1.5 million in cash.

The AH Note Receivable attracts a coupon interest of prime plus 5% and matures on December 24, 2023. The discount on the purchase price, amounting to $1,029,858 will be recognized by the Company over its expected life using the effective interest method and included other income on the Consolidated Interim Statement of Loss and Comprehensive Loss.

On July 24, 2023, the Company delivered a formal notice of default to Aleafia for failing to maintain the terms prescribed under the AH Note Receivable triggering an additional 5% per annum on the outstanding loan balance per the terms of agreement.

Concurrently with the execution of the Aleafia Letter Agreement, Royal Group Resources Ltd. (“RGR”), an existing creditor of both the Company and Aleafia, provided the Company with $14 million as an advance under the Company’s existing CAD RGR Grid Note (note 20).

A continuity of the Company’s notes receivable at June 30, 2023:

$
Balance, December 31, 2022	—
Additions	15,029,858
Discount	(1,029,858)
Coupon Interest	161,622
Discount amortization	152,944
Balance, June 30, 2023	14,314,566
Short-term	14,314,566
Long-term	—

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

11.   PREPAID EXPENSES

As at June 30, 2023, and December 31, 2022, the Company’s prepaid expenses are comprised of the following amounts:

	As at June 30, 2023	As at December 31, 2022
	$	$
Prepaid insurance	30,200	268,349
Prepaid professional fees	85,382	—
Prepaid license	293,788	—
Prepaid taxes	63,184	77,652
Prepaid dues and subscriptions	65,434	34,548
Prepaid lab Fees	118,796	89,725
Other prepaid fees	185,821	609,150
Total prepaid expenses	842,605	1,079,424

Certain prepaid expenses reported for during the year ended December 31, 2022, have been reallocated to deposits (note 12, 30).

12.   DEPOSITS

As at June 30, 2023, and December 31, 2022, the Company had the following deposits:

	As at June 30, 2023	As at December 31, 2022
	$	$
Vendor deposits	5,619,776	1,272,039
Security deposits	230,698	2,959,736
Other deposits	203,571	—
Working capital	503,120	—
Total deposits	6,557,165	4,231,775

On June 23, 2023, the Company advanced $3,972,000 to an arm’s length vendor as security for a crop commitment for qualified biomass to be harvested in late 2023.

During the fiscal year ended December 31, 2022, Red White & Bloom Florida, Inc. deposited $2,708,800 (USD$2,000,000) with the Florida Office of Medical Marijuana Use (“OMMU”) in lieu of a Payment and Performance Insurance Bond. Subsequent to the close of the fiscal year end, the Company secured a surety bond which met the Payment and Performance Bond requirement prescribed by the OMMU. As a result, the full amount of the aforementioned deposit was refunded by the OMMU on March 21, 2023.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

13. INVENTORY

The Company's inventory as at June 30, 2023 and December 31, 2022 consists of the following:

	As at June 30, 2023	As at December 31, 2022
	$	$
Cannabis and CBD derivative finished goods	3,431,062	4,740,066
Cannabis and CBD derivative work-in-process	4,340,144	6,598,751
Raw materials	9,537,545	2,953,773
Consumables and non-cannabis merchandise	72,321	164,423
Total inventory	17,381,072	14,457,013

In calculating the value of ending inventory, the Company allocates a portion of direct and indirect costs operating costs and salaries and wages to costs of inventory. During the period ended June 30, 2023, the amount allocated to finished goods inventory included $2,243,592 of salary and wage allocation (December 31, 2022; $4,671,039).

14.   BIOLOGICAL ASSETS

The Company's biological assets consist of 6,910 plants growing as at June 30, 2023 (December 31, 2022; 9,183). The continuity of biological assets is as follows:

	As at June 30, 2023	As at December 31, 2022
	$	$
Carrying amount, beginning of year	4,291,458	5,523,061
Acquired from Pharmaco Acquisition	—	579,964
Capitalized cost	3,799,686	13,546,176
Fair value adjustment over/(under) prior period	(531,470)	3,301,379
Transferred to inventory	(5,695,468)	(19,075,384)
Effects of foreign exchange	(85,124)	416,262
Carrying value, end of year	1,779,082	4,291,458

Sensitivity Analysis

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	For the 6 months ended June 30, 2023		For the 6 months ended June 30, 2022
	Weighted average assumption	10% Change of inputs	Weighted average assumption	10% Change of inputs
Selling price per gram	$6.28	$6.91	$5.94	$6.53
Yield by plant (grams)	591	650	156.57	172.23
Attrition rate (%)	13.59%	14.94%	28.32%	31.15%
Post-harvest costs per gram	$1.77	$1.95	$2.59	$2.84

During the year ended December 31, 2022, within the Retail segment, the Company suffered a significant crop loss due to pest pressure resulting in the loss of 5,796 previously viable plants, resulting in a higher-than-expected attrition rate.

During the three months ended June 30, 2023, within the Retail segment, the cultivation facility at Apopka, Florida suffered a crop loss due to disease. A total of 4,232 plants were lost and destroyed due to the hop latent viroid virus.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

15.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, net as of June 30, 2023, and December 31, 2022, consists of the following:

	Land	Land Improvements	Building	Building Improvements	Leasehold Improvements	Vehicles	Furniture & Fixtures	Machinery & Equipment	Computer Hardware	Construction In Progress	Total
	$	$	$	$	$	$	$	$	$	$	$
Cost
Balance, December 31, 2021	613,787	1,172,031	7,187,200	190,405	4,160,961	187,944	336,879	9,104,676	66,087	1,536,749	24,556,719
Additions	15,111	—	45,550,472	273,041	1,985,807	2,664	154,756	868,672	9,527	2,652,761	51,512,811
Disposals	—	—	—	—	(17,424)	—	—	(54,878)	—	—	(72,302)
Balance, December 31, 2022	628,898	1,172,031	52,737,672	463,446	6,129,344	190,608	491,635	9,918,470	75,614	4,189,510	75,997,228
Additions	—	—	—	25,222	94,825	—	7,581	538,241	—	794,000	1,460,269
Disposals	—	—	—	—	—	(109,410)	(11,490)	(144,783)	—	—	(265,683)
Balance, June 30, 2023	628,898	1,172,031	52,737,672	488,668	6,224,169	81,198	487,726	10,311,928	75,614	4,983,910	77,191,814
Accumulated depreciation
Balance, December 31, 2021	—	6,340	(234,037)	—	388,578	60,768	35,286	739,651	20,242	—	1,016,828
Depreciation for the period	—	4,528	1,131,033	105,776	852,425	34,656	99,720	2,244,312	34,609	—	4,507,059
Disposals	—	—	—	—	—	—	—	(9,740)	—	—	(9,740)
Balance, December 31, 2022	—	10,868	896,996	105,776	1,241,003	95,424	135,006	2,974,223	54,851	—	5,514,147
Depreciation	—	5,086	580,282	63,641	517,286	20,873	48,868	1,074,065	14,643	—	2,324,745
Disposals	—	—	—	—	—	(56,183)	(4,065)	(39,269)	—	—	(99,518)
Balance, June 30, 2023	—	15,954	1,477,278	169,417	1,758,289	60,113	179,809	4,007,903	69,494	—	7,739,374
Foreign currency movement
Balance, December 31, 2022	37,449	63,610	144,072	9,036	119,048	18,119	22,654	2,861,656	9,562	104,971	3,390,177
Balance, June 30, 2023	22,492	35,906	(1,044,320)	(2,001)	(24,704)	16,705	14,305	2,539,975	8,939	8,579	1,575,876
Net book value
Balance, December 31, 2022	666,347	1,224,773	51,984,748	366,706	5,007,389	113,303	379,283	9,804,981	30,325	4,294,481	73,873,258
Balance, June 30, 2023	651,390	1,191,983	50,216,074	317,250	4,441,176	37,790	322,222	8,842,884	15,058	4,992,489	71,028,316

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

16.   INTANGIBLE ASSETS

A continuity of the intangible assets as at June 30, 2023, and December 31, 2022 is as follows:

	Brand	Licenses	Total
	$	$
Costs
Balance, December 31, 2021	32,848,560	83,213,580	116,062,140
Addition – Pharmaco Acquisition (note 7)	—	29,242,034	29,242,034
Impairment	—	(29,539,510)	(29,539,510)
Balance, December 31, 2022	32,848,560	82,916,104	115,764,664
Balance, June 30, 2023	32,848,560	82,916,104	115,764,664
Accumulated amortization
Balance, December 31, 2021	—	—	—
Balance, December 31, 2022	—	—	—
Balance, June 30, 2023	—	—	—
Foreign currency movement
Balance, December 31, 2022	2,094,960	7,488,976	9,583,936
Balance, June 30, 2023	1,310,640	5,459,801	6,770,441
Net book value
Balance, December 31, 2022	34,943,520	90,405,080	125,348,600
Balance, June 30, 2023	34,159,200	88,375,905	122,535,105

As a result of the Pharmaco Acquisition on February 7, 2022 (note 7), the Company acquired eleven (11) operating medical and adult-use cannabis licenses, which include:

•	Eight (8) fully operating dispensaries (five dually licensed);
•	Two (2) operational indoor cultivation facilities totaling over 30,000 sq. ft.; and
•	One (1) municipally licensed 10-acre outdoor cultivation facility.

The above noted operating licenses have been included in the intangible assets as at June 30, 2023 and December 31, 2022 as indefinite life intangible assets.

Intangible asset Impairments

At the end of each annual reporting period, or when indicators of impairment arise, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment. As at June 30, 2023, there were no material indicators present that necessitated impairment of intangible assets.

During the year ended December 31, 2022, the Company recognized Licenses intangible asset impairment charges totalling $29,539,510, which were identified during its 2022 annual impairment testing process. The impairments stem from the Company commencing its restructuring of its Distribution operations in California as it shifts from a smaller, vertically integrated operation to leveraging third party contracting arrangements in the state to facilitate manufacturing, warehousing, and distribution of its branded cannabis product offerings to licensed retailers in the state.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

The key assumptions utilized in deriving the fair value of the intangible assets during the Company’s year-end 2022 annual impairment review were the applicable discount rate and the revenue growth rate. Should any of these key assumptions materially change from the rates utilized by the Company for the 2022 fair value assessment, the estimated fair value may be impacted and could potentially result in an impairment charge in future periods. The Company has continued to proactively monitor potential impairment conditions in current and future fiscal periods which may result in the Company having to perform a quantitative intangible assets impairment assessment at a time other than at the next fiscal year end of the Company.

17.   GOODWILL

Goodwill as of June 30, 2023, and December 31, 2022 was comprised of the following:

	As at June 30, 2023	As at December 31, 2022
	$	$
Balance, beginning of the period	37,494,861	11,890,928
Goodwill resulting from acquisitions (note 7)	—	203,038,803
Goodwill impairment	—	(185,224,787)
Translation adjustment	(841,586)	7,789,917
Balance, end of the period	36,653,275	37,494,861

During the fiscal year ended, December 31, 2022, management completed its assessment of the purchase price allocation related to the Pharmaco Acquisition (note 7). On acquisition, the Company allocated $192,170,736 to goodwill.

In assessing a CGU, including goodwill for impairment, the Company compares the carrying value of the CGU to the recoverable amount, where the recoverable amount is the higher of fair value less cost to sell and the value in use ("VIU"). The reader is referred to note 6 for the Company’s determination of CGUs.

An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount.

As at June 30, 2023, the were no material conditions present that necessitated a review of the goodwill. Accordingly, the Company did not perform testing, and did not recognize any impairment. For the year ended December 31, 2022, the Company applied the VIU method to assess its goodwill and as a result of the assessment recorded a $185,224,787 impairment.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

Allocation of goodwill to the Company's CGUs for the periods ending June 30, 2023, and December 31, 2022, as follows:

	Retail Segment	Distribution Segment	Total
	$	$	$
Balance, December 31, 2021	11,620,363	270,565	11,890,928
Allocation to Red White & Bloom, Florida Inc.	10,868,067	—	10,868,067
Acquisition of Pharmaco, Inc. (note 7)	192,170,736	—	192,170,736
Goodwill impairment – Red White & Bloom, Florida, Inc.	(10,868,067)	—	(10,868,067)
Goodwill impairment – Pharmaco, Inc.	(174,079,006)	—	(174,079,006)
Goodwill impairment - RWB Platinum Vape, Inc.	—	(277,714)	(277,714)
	29,712,093	(7,149)	29,704,944
Effects of foreign exchange	7,782,768	7,149	7,789,917
Balance, December 31, 2022	37,494,861	—	37,494,861
Effects of foreign exchange	(841,586)	—	(841,586)
Balance, June 30, 2023	36,653,275	—	36,653,275

The key assumptions utilized in deriving the fair value of the goodwill during the Company’s 2022 annual impairment review were the applicable discount rate and the revenue growth rate. Should any of these key assumptions materially change from the rates utilized by the Company for the 2022 fair value assessment, the estimated fair value may be impacted and could potentially result in an impairment charge in future periods. The Company will continue to proactively monitor potential impairment conditions in future periods which may result in the Company having to perform a quantitative goodwill impairment assessment at a time other than at the fiscal year end of the Company.

During the preparation of the December 31, 2022, Financial Statements, the Company became aware of an error regarding the deferred tax liability and goodwill associated with the 2021 acquisition of its Florida operations. In fiscal 2022, the Company identified that the calculation of the deferred tax liability relating to taxable temporary differences of acquired operating licenses totaling $10,868,067 was not recognized as part of the final purchase price adjustments originally reported with the December 31, 2021, audited consolidated financial statements. As such, the Company determined that the goodwill of the acquired business was also understated by the same amount of the understatement of the deferred tax liability in the same fiscal year. The calculation was corrected in the December 31, 2022, audited consolidated financial statements and the residual balance of the goodwill previously understated ($10,868,067) was impaired as of December 31, 2022, as determined during the Company’s 2022 annual impairment review. The error was not considered material to total assets or long-term liabilities reported for the fiscal year ended December 31, 2021.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

18.   RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS

A continuity of the Company’s right-of-use assets is as follows:

Right of use
$
Costs
Balance, December 31, 2021	19,408,152
Additions	3,110,096
Balance, December 31, 2022	22,518,248
Additions	153,155
Adjustments	(72,244)
Balance, June 30, 2023	22,599,159
Accumulated depreciation
Balance, December 31, 2021	1,144,079
Depreciation for the period	1,721,906
Balance, December 31, 2022	2,865,985
Depreciation for the period	815,247
Balance, June 30, 2023	3,681,232
Foreign currency movement
Balance, December 31, 2022	1,051,235
Balance, June 30, 2023	546,345
Net book value
Balance, December 31, 2022	20,703,498
Balance, June 30, 2023	19,464,272

A continuity of the Company’s lease obligations related to right-of-use assets is as follows:

	As at June 30, 2022	As at December 31, 2022
	$	$
Opening balance	22,887,695	19,274,492
Additions	152,481	3,177,419
Adjustments	(77,179)	—
Interest accretion	1,345,114	2,666,326
Interest payments	(1,345,114)	(2,666,326)
Principal payments	(157,241)	(505,244)
Ending balance	22,805,755	21,946,667
Effects of foreign exchange	(526,134)	941,028
Less: Short-term lease obligations	(615,645)	(602,418)
Long-term lease obligation	21,663,975	22,285,277

Future minimum lease payments (principal and interest) are as follows:

Future minimum lease payments (principal and interest):	As at June 30, 2023	As at December 31, 2022
		$
2023	1,504,621	3,075,680
2024	3,718,906	3,087,462
2025	3,171,758	3,240,855
2026	3,239,439	3,309,317
2027	3,154,699	3,221,836
Thereafter	34,284,990	34,921,078
Total minimum lease payments	49,074,413	50,856,228
Present value of minimum lease payments	17,463,686	19,022,342
Effect of discounting	3,584,644	2,660,517
Current portion lease obligations	615,645	602,418
Long term lease obligations	21,663,975	22,285,277

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

19.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company had the following accounts payable and accrued liabilities at June 30, 2023 and December 31, 2022:

	As at June 30, 2023	As at December 31, 2022
	$	$
Trade payables	15,943,008	19,896,024
Accrued liabilities and other	11,031,409	10,799,471
Customer deposits	31,073	28,021
Sales and excise tax payable	11,837,557	6,596,761
Total	38,843,047	37,320,277

During the period ending June 30, 2023, the Company had 3 significant suppliers representing 21%, 18% and 12% of its trade payables. During the year December 31, 2022, the Company had two significant suppliers representing 17% and 13% of its trade payables.

20.   DEBT

A.	NOTES PAYABLE

As at June 30, 2023, and December 31, 2022 the Company had the following outstanding notes payable:

	Date of Issue	Maturity date	Interest(ii)	As at June 30, 2023	As at December 31, 2022
			%	$	$
USD$828,200 - City of San Diego	2021-10-25	On Demand	7.00%	660,225	686,267
Due to Oakshire	various	On Demand	0.00%	1,124,076	1,149,885
$16,218 - Ford loan	2020-11-01	2023-01-12	5.90%	—	325
$26,872 - Ram loan	2020-09-01	2023-08-15	7.39%	—	4,739
USD$25,885,000 RGR Note(i)	2022-09-15	2024-09-12	12.50%+PIK	38,629,231	36,677,932
USD$2,887,000 TAII Note	2022-09-15	2024-09-12	12.50%+PIK	4,107,690	3,939,834
USD$6,349,000 SDIL Note(i)	2022-09-15	2024-09-12	12.50%+PIK	8,943,300	8,664,359
USD$269,000 SIL Note	2022-09-15	2024-09-12	12.50%+PIK	386,618	367,099
USD$18,300,000 VRT Note	2022-09-13	2024-02-12	12.90%+PIK	24,513,732	24,849,083
USD RGR Grid Note(i)(iii)	2022-11-01	2024-09-12	12.00%	24,416,491	10,765,408
CAD$2,210,000 BJMD Note(i)	2022-09-15	2024-09-12	12.50%+PIK	24,429	2,226,776
CAD$2,710,000 BJMDSD Note(i)	2023-02-01	2024-09-12	12.50%+PIK	2,876,791	—
CAD RGR Grid Note(i)	2023-03-27	2024-09-12	12.00%	16,246,936	—
Total notes payable				121,929,519	89,331,707
Short-term notes payable				28,332,509	1,974,584
Long-term notes payable				93,597,010	87,357,123

(i)Held by a related party (note 26) / (ii)See below for details on PIK interest / (iii)Note as at December 31, 2022 was referred to as the USD$7,850,000 RGR Note.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

During the six months ended June 30, 2023, the Company had the addition of the following notes payable:

On March 27, 2023, the Company entered into a secured note payable agreement with RGR to document Canadian dollar advances made by RGR to the Company (the “CAD RGR Grid Note”), maturing on September 12, 2024; secured by a first priority security interest in, and pledge of the equity ownership interest of the Company’s subsidiary; RWB Michigan, LLC. The CAD RGR Grid Note will bear interest at an aggregate rate of 12% per annum with interest payments due on the last day of each month. During the period ended June 30, 2023, the Company was advanced an additional $16,067,225 under the CAD RGR Grid Note. Of the amount advanced, $14,000,000 utilized to fund the acquisition of the AH Note Receivable (note 10, 32). Interest incurred for the three and six months ended June 30, 2023, was $178,045, and $179,712, respectively.

On March 10, 2023, the Company entered into a secured note payable amending the agreement with RGR to document US dollar advances made by RGR to the Company (the “USD RGR Grid Note”). The USD RGR Grid Note initially provides for an amendment to an existing USD$5,850,000 RGR Note and an additional $2,000,000 in funding, for a change in principle with all other terms and conditions remaining the same as the USD$5,850,000 RGR Note, with future advances to be documented as part of the USD RGR Grid Note. As at year-end December 31, 2022, the, the Company referred to the USD$5,850,000 RGR Note and the additional $2,000,000 in funding as the USD$7,850,000 RGR Note. During the six months ended June 30, 2023, the Company was advanced an additional USD$10,750,000 in relation to the USD RGR Grid Note and has made principal repayments of USD$950,000. Interest incurred for the three and six months ended June 30, 2023, was USD$414,180, and USD$692,989, respectively. Proceeds from the advances made under the USD RGR Grid Note during the six months ended June 30, 2023, were used for working capital purposes.

On February 1, 2023, the Company amended the secured CAD$2,210,000 BJMD Note to update the principal from $2,210,000 to $2,710,000, renaming the loan from the “CAD$2,210,000 BJMD Note” to the “CAD$2,710,000 BJMDSD Note,” with all other terms and conditions remaining the same. $500,000 in additional funding was received by the Company on amendment. Interest incurred for the three and six months ended June 30, 2023, was $88,293, and $145,257, respectively.

During the six months ended June 30, 2023, the Company substantially satisfied all of its material financial covenants. Covenants include preservation of corporate existence, compliance with laws, maintenance of taxes payable, maintenance of records, maintenance of properties, inspection, insurance coverage, perform obligations, and notice of certain events.

For the year ended December 31, 2022, the Company had the following transactions relating to notes payable.

On February 4, 2022, the Company entered into a note payable amending agreement with Royal Group Resources Ltd. (“RGR”) in the amount of USD$16,750,000 (the "USD$16,750,000 RGR Note"). The secured USD$16,750,000 RGR Note consolidated the USD$11,500,000 RGR Note, along with USD$224,784 in related interest, owing to RGR, and established new funding of USD$4,987,816. The note bears an interest rate of 12%. Blended payments of USD$250,000 are payable monthly, first to interest with the residual to principal. The note matures on January 31, 2023. The amendment resulted in the extinguishment the USD$11,500,000 RGR Note and a resulting loss of $64,076. On September 15, 2022, the USD$16,750,000 RGR Note was consolidated into the USD$25,885,000 RGR Note as noted below.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

On May 27, 2022, the Company entered into a loan extension and amendment agreement with Viridescent Realty Trust, Inc. (“VRT”) (the "Extension Agreement") related to the USD$18,000,000 VRT (Acreage acquisition 2) Note. The Extension Agreement provided for a 60-day extension of the maturity date of the outstanding loan from its original maturity date of May 31, 2022, to an amended maturity date of July 26, 2022. The Extension Agreement also revised the interest rate from 8% to 12.5%, effective May 28, 2022. On July 26, 2022, the Company entered into a second amendment to extend the maturity date to August 5, 2022, with no changes to the existing terms. On August 5, 2022, the Company engaged in a final amendment, extending the maturity date to August 19, 2022. On September 13, 2022, the Company established a new loan with VRT (the "USD$18,300,000 VRT Note"), discharging payment of US$2,666,548 comprising of US$2,246,548 in interest accrued to the date of settlement and US$420,000 in principle on the USD$18,000,000 VRT (Acreage acquisition 2) Note, and the remaining US$17,580,000 in principle was settled on execution of the US$18,300,000 VRT Note. The loan USD$18,300,000 VRT Note also included an administrative fee of US$180,000 and a non-refundable origination discount of US$540,000. The USD$18,300,000 VRT Note is secured by select assets of the Florida operations. Interest is calculated as the greater of a minimum 12.90% base interest rate or 7.40% plus prime. Base interest is payable monthly, with principal and interest above base due on February 12, 2024. The amendment resulted in the extinguishment the Acreage acquisition 2 Note and a resulting loss of $950,400.

On September 15, 2022, the Company completed a comprehensive debt restructuring plan to extend and amend existing debt and to issue new debt via private placement (the “Debt Restructure”). The Company assessed the modification of existing debt under IFRS 9 Financial instruments and recorded gains and losses mentioned below accordingly. Terms of the loans payable incorporated in the debt restructuring were as follows:

a)	Existing debt owing to RGR was consolidated into a new secured USD$25,885,000 promissory note (the "USD$25,885,000 RGR Note"). The USD$25,885,000 RGR Note bears an interest rate of 15%, compounded monthly with principal and interest payable on September 12, 2024. The loan is secured by the Company's interest in its subsidiary, RWB Michigan, LLC. The existing debt consolidated into the USD$25,885,000 RGR Note is as follows:

•	USD$19,370,020 principal and USD$2,028,441 in related interest thereon
•	USD$16,750,000 RGR Note: USD$16,750,000 principal and USD$733,917 in related interest thereon
•	Less: USD$13,000,000 payment made to RGR
•	Plus: Administrative fee USD$2,622

Modification of the USD$19,370,020 RGR Note and the USD$16,750,000 RGR Note resulted in a net gain on extinguishment of $108,293.

b)	New secured debt totaling CAD$2,210,000 (the "CAD$2,210,000 BJMD Note") bearing 12.5% interest, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024.

c)	Amendment to extend the USD$5,000,000 Oakengate Investments Note plus USD$850,000 in related interest into a new secured USD$5,850,000 loan (the "USD$5,850,000 OIL Note") at 12% interest rate. Blended monthly payments of USD$250,000 with payments applied first to interest and residual applied to principal, with the remaining principal balance due September 12, 2024. The modification of the USD$5,000,000 Oakengate Investments Note triggered an extinguishment resulting in a $21,633 loss.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

d)	New secured debt totaling USD$6,540,000 (the "USD$5,000,000 SDIL Note" and the "USD$1,540,000 TAII Note) bearing 12.5% interest, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024. The USD$5,000,000 SDIL Note, the USD$1,540,000 TAII Note and a USD$2,959,495 outstanding balance owing to RGR on an existing total USD$11,550,000 RGR Note were immediately consolidated into the following new loans:

•	USD$2,887,000 TAII Note
•	USD$6,349,000 SDIL Note
•	USD$269,000 SIL Note

Each of the above secured notes attracts a 12.5% interest rate, payable monthly, plus 2.5% PIK interest, compounded monthly. Principal and PIK interest due September 12, 2024. The modification to the USD$11,550,000 RGR Note resulted in an extinguishment loss of $4,298.

e)	Existing debt owing on the USD$5,400,000 DICL Note was amended to extend the maturity dates to September 12, 2024. The modification resulted in a $1,683,573 loss on extinguishment. On extinguishment, the new secured loan (the USD$5,400,000 DICL Convertible Note) was established and reclassified to convertible debt with along with a related derivative liability component (note 20).

f)	Existing debt owing on the USD$5,400,000 SIDL Note was amended to extend the maturity dates to September 12, 2024. The modification resulted in a $1,683,573 loss on extinguishment. On extinguishment, the new secured loan (the USD$5,400,000 SIDL Convertible Note) was established and reclassified to convertible debt with along with a related derivative liability component (note 20).

On October 14, 2022, RGR entered into a Note Purchase Agreement Oakengates Investments Limited (“OIL”) to purchase the USD $5,850,000 OIL Note (the “OIL Note Purchase Agreement”). The rights and title of the USD $5,850,000 OIL Note, plus all accrued interest thereon were transferred to RGR at upon execution of the OIL Note Purchase Agreement, establishing the secured USD $5,850,000 RGR Note. The Company assessed the modification under IFRS 9 and recorded a debt modification gain of $67,489.

On November 1, 2022, RGR advanced an additional USD$2,000,000 to the Company; amending the USD $5,850,000 RGR Note. The amendment constituted an extinguishment when assessing debt modification under IFRS 9. As a result, the Company recorded a $64,657 loss on extinguishment related to the extinguishment and established the secured USD $7,850,000 RGR Note.

During the year ended December 31, 2022, the Company satisfied all financial covenants. Covenants include preservation of corporate existence, compliance with laws, maintenance of taxes payable, maintenance of records, maintenance of properties, inspection, insurance coverage, perform obligations, and notice of certain events.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

A continuity of the Company’s notes payable for the six months ended June 30, 2023, and the year ended December 31, 2022, is as follows:

$
Balance, December 31, 2021	89,731,228
Additions	120,197,021
Coupon interest	8,612,871
Interest paid-in-kind	1,942,905
Principal payments	(17,894,275)
Interest payments	(5,993,161)
Debt modification	(8,054,891)
Gain (loss) on debt modification	67,489
Extinguishment	(106,865,135)
Gain (loss) on extinguishment	(4,363,917)
Establishment of derivative	3,119,904
Effects of foreign exchange	8,831,668
Balance, December 31, 2022	89,331,707
Short-term	1,974,584
Long-term	87,357,123
$
Balance, December 31, 2022	89,331,707
Additions	30,928,119
Coupon interest	3,749,903
Interest paid-in-kind	3,313,256
Principal payments	(1,330,612)
Interest payments	(1,862,691)
Effects of foreign exchange	(2,200,163)
Balance, June 30, 2023	121,929,519
Short-term	28,332,509
Long-term	93,597,010

Off Balance Sheet arrangements

The Company did not enter any off-balance sheet arrangements during period ending June 30, 2023 (2022; nil).

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

B.	CONVERTIBLE DEBENTURES

Below are the terms of each of the convertible notes held by the Company, and assumptions used to value each of the respective embedded convertible features in the Company’s outstanding convertible debentures as at June 30, 2023, and December 31, 2022.

	USD$1,093,750 Convertible VMOS Note	USD$1,562,500 Convertible FCC Note	USD$1,562,500 Convertible IBGL Note	USD$781,250 Convertible AB Note	USD$20,112,015 Convertible M&V Note	USD$5,400,000 Convertible DICL Note(i)	USD$5,400,000 Convertible SDIL Note(i)	CAD$17,000,000 Convertible CPIL Note(i)
Purpose of issuance	Florida Acquisition	Florida Acquisition	Florida Acquisition	Florida Acquisition	Florida Acquisition	Debt restructure	Debt restructure	Debt restructure
Details and terms
Face Value	USD$1,093,750	USD$1,562,500	USD$1,562,500	USD$781,250	USD$20,112,015	USD$5,400,000	USD$5,400,000	CAD$17,000,000
Original date of issue	2021-04-22	2021-04-22	2021-04-22	2021-04-22	2021-06-04	2021-10-04	2021-10-04	2022-09-15
Amendment date	—	—	—	—	—	2021-11-25 2022-09-15	2021-11-25 2022-09-15	—
Maturity date	2024-04-22	2024-04-22	2024-04-22	2024-04-22	2024-06-04	2024-09-12	2024-09-12	2024-09-12
Interest rate/annum	8%	8%	8%	8%	8%	8%	8%	8%
Additional interest/annum	—	—	—	—	4% in shares	—	—	—
Default rate/annum	5%	5%	5%	5%	8%	10%	10%	8%
Conversion price/share	USD$2.75	USD$2.75	USD$2.75	USD$2.75	USD$2.75	USD$0.15	USD$0.15	CAD$0.20
Interest due	On maturity	On maturity	On maturity	On maturity	On maturity	On maturity	On maturity	On maturity
Security	Unsecured	Unsecured	Unsecured	Unsecured	Secured	Secured	Secured	Secured
Collateral	None	None	None	None	RWB Florida LLC Class A Membership	Shares of RWB Platinum Vape, LLC	Shares of RWB Platinum Vape, LLC	1st priority security interest RWB Michigan, LLC
*Valuation method used for embedded derivatives	Binomial Lattice based on CRR	Binomial Lattice based on CRR	Binomial Lattice based on CRR	Binomial Lattice based on CRR	Binomial Lattice based on CRR	Binomial Lattice based on CRR	Binomial Lattice based on CRR	Residual Method
Derivative liability valuation inputs, June 30, 2023
Stock price	$0.066	$0.066	$0.066	$0.066	$0.066	$0.066	$0.066	n/a
Term (years)	0.81	0.81	0.81	0.81	0.93	1.21	1.21	2
Volatility	127.6%	127.6%	127.6%	127.6%	122.8%	115.1%	115.1%	n/a
Implied spread	921	921	921	921	921	921	921	n/a
Risk-free rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.3%	5.3%	n/a
Discount/market yield	14.6%	14.6%	14.6%	14.6%	14.6%	14.5%	14.5%	15.07
Derivative liability valuation inputs, June 30, 2022
Stock price	$0.42	$0.42	$0.42	$0.42	$0.42	n/a	n/a	n/a
Credit rating	CCC+	CCC+	CCC+	CCC+	CCC+	n/a	n/a	n/a
Credit spread	7.64%	7.36%	7.64%	7.64%	7.66%	n/a	n/a	n/a
Volatility	100%	100%	100%	100%	90%	n/a	n/a	n/a
Instrument specific spread	2.50%	1.96%	2.50%	2.5%	10.01%	n/a	n/a	n/a
Risk-free rate	0.80%	0.81%	0.80%	0.80%	0.83%	n/a	n/a	n/a
Discount/market yield	10.65%	10.65%	10.65%	9.89%	17.69%	n/a	n/a	n/a

(i) Held by a related party (note 28) / *Binomial lattice methodology based on a Cox-Ross-Rubenstein (“CRR”) approach.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL (such as instruments held for trading or derivatives).

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

A continuity of convertible debentures held by the Company for the six months ended June 30, 2023, and the year ended December 31, 2022, is as follows:

Total
$
Carrying Value, December 31, 2021	26,017,720
Issuance of convertible debentures	17,019,681
Less: debt issuance costs	(19,681)
Net proceeds from issuance of convertible debentures	17,000,000
Reclassification of convertible debenture	17,810,090
Reclassification of debt issuance costs	(15,832)
Amounts classified as an embedded derivative liability	(3,119,904)
Amounts classified as equity, net of transaction costs	(2,106,983)
Convertible debentures at amortized cost	55,585,091
Reclassification of interest accretion	1,918,294
Interest accrued	4,281,074
Interest accretion	2,830,910
Effects of foreign exchange	281,974
Carrying Value, December 31, 2022	64,897,343
Short-term, December 31, 2022	—
Long-term, December 31, 2022	64,897,343
Total
Carrying Value, December 31, 2022	64,897,343
Additional interest	1,246,874
Interest accrued	2,745,997
Interest accretion	2,134,457
Effects of foreign exchange	(1,175,771)
Carrying value, June 30, 2023	69,848,900
Short-term, June 30, 2023	37,083,621
Long-term, June 30, 2023	32,765,279

Convertible debenture activity during the period ended June 30, 2023

Interest expense relating to convertible debentures for the three and six months ended June 30, 2023, was $3,728,561 and $6,127,327, respectively.

On the anniversary date, June 4, 2023, pursuant to the terms of the USD$20,112,015 Convertible M&V Note, 4% additional interest on the principal balance amounting to $1,246,874 became due (the “Additional Interest”). Additional Interest was to be paid by way of issuance of common shares of the Company to the Lender, with the option of the Lender to have the Additional Interest settled by way of cash equivalent. On August 17, 2023, the Company settled the Additional Interest owing to the Lender by way of cash payment.

During the period ended June 30, 2023, the Company substantially satisfied all material financial covenants. Covenants include preservation of corporate existence, compliance with laws, maintenance of taxes payable, maintenance of records, maintenance of properties, inspection, insurance coverage, perform obligations, and notice of certain events.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

Convertible debenture activity during the year ended December 31, 2022

As part of the Debt Restructure on September 15, 2022, the Company issued new convertible debt in the amount $17,000,000 to C-Points Investments Ltd, (the “CAD$17,000,000 CPIL Convertible Note”), a Company related to RWB (note 26). The proceeds of the CAD$17,000,000 CPIL Convertible Note were used to settle USD$13,000,000 in debt owing on the USD$19,370,020 RGR Note (note 20). The terms of the CAD$17,000,000 CPIL Convertible Note can be found in the tables above.

On September 15, 2022, two existing loans of $5,400,000 each, previously classed as notes payable (note 20), owing on the USD$5,400,000 DICL Note and the USD$5,400,000 SDIL Note were amended to extend the maturity dates to September 12, 2024. The modification resulted in a $1,683,573 loss on each extinguishment. On extinguishment, the new notes (the USD$5,400,000 DICL Convertible Note and the USD$5,400,000 SDIL Convertible Note) were established and reclassified to convertible debt with along with a related derivative liability component (note 20). Terms of the USD$5,400,000 DICL Convertible Note and the USD$5,400,000 SDIL Convertible Note can be found in the tables above.

On July 14, 2022, the Company issued 6,004,594 common shares (note 21), valued at $1,104,873 to the holder of USD$20,112,015 M&V Convertible Note (2021; $753,385) to satisfy additional interest due per the terms of the USD$20,112,015 M&V Convertible Note.

C.	DERIVATIVE LIABILITIES RELATING TO CONVERTIBLE DEBENTURES

The Company revalues its derivative liabilities to fair market value each period in accordance with IFRS 9 Financial Instruments and IAS 32. Fair market value gains and losses are recorded to the consolidated statement of income (loss) and comprehensive income (loss).

The Company’s derivative liabilities associated with convertible debentures listed in section B of this note, as at June 30, 2023, and December 31, 2022, and the corresponding fair market value of the Company’s derivative liabilities were as follows:

	6 months ended June 30, 2023	12 months ended December 31, 2022
	$	$
Opening balance, derivative liability, net	(3,230,322)	(1,107,719)
Additions	—	(3,119,904)
Gain (loss) on FMV adjustments of derivative liability	1,041,634	(361,691)
Gain (loss) interest liability classified as a derivative liability	1,242,678	1,165,559
Effects of Foreign exchange	22,409	193,433
Ending balance, derivative liability, net	(923,601)	(3,230,322)
Short-term	429	—
Long-term	(923,172)	(3,230,322)

For the three and six months ended June 30, 2023, the Company recorded a gain of $1,276,618 and $2,284,312 (June 30, 2022; $nil) on the revaluation of derivative liabilities on the condensed interim consolidated statements of loss and comprehensive loss.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

D.	CREDIT FACILITY

The lender of the Company’s credit facility is Bridging Finance, Inc. (the “Credit Facility”). The Credit Facility bears an annual interest rate of 12%, compounded monthly and payable in arrears on the last day of each month. The Credit Facility is secured by general security agreements on mortgages on certain owned real property of Pharmaco among other security obligations.

In January 2022, the Lender, through its receiver (PwC), agreed in principle to an amended maturity date subject to the completion of the sale of the MAG assets (note 31). The MAG assets were subsequently sold and closed on April 28, 2022, with $53,394,324 of the proceeds going towards repayment of the obligations to the Lender. On August 16, 2022, the Company and the Lender agreed to an extension moving the maturity date January 30, 2022, to October 31, 2022, while maintaining the same terms and conditions.

On January 30, 2023, the Company further extended the maturity date to July 31, 2023, with no other changes to existing terms. The January 30, 2023, extension was subject to an amendment fee of $136,000.

As at the date of these Financial Statements, the Company and PWC, on behalf of Bridging Finance, Inc., are collaboratively engaged in negotiations to settle the Credit Facility with the instrument having matured on July 31, 2023. No definitive agreements have been finalized in this regard.

A continuity of the Company’s secured Credit Facility is as follows:

$
Balances, December 31, 2021	65,472,909
Reallocation from accounts payable and accrued liabilities	2,686,621
Accrued interest	3,830,665
Interest payments	(6,049,367)
Principal payments	(48,389,160)
Balances, December 31, 2022	17,551,668
Amendment Fee	136,000
Finance charge	756
Accrued interest	1,055,287
Interest payments	(354,156)
Amendment fee payment	(91,059)
Balances, June 30, 2023	18,298,496

The total interest recorded during the three and six months ended June 30, 2023, in relation to the credit facility was $535,618 and $1,055,287, respectively (2022; $742,275 and 2,779,622, respectively).

E.	DEBT SETTLEMENTS

Debt settled during the year ended December 31, 2022

In April 2022, the Company’s settled debt owing on its credit facility in the amount of $53,394,324. Proceeds from the sale of its assets relating to the discontinued operations of MAG (note 31) were sent directly to the credit facility on closing of the sale for the payment of $5,004,036 in outstanding interest and $48,390,288 in principle.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

RWB entered into agreements with certain creditors of Pharmaco for the settlement of an aggregate of USD$7,702,745 of indebtedness through the issuance of 22,440,467 common shares in the capital of the Company (the “Pharmaco Settlement”). On December 21, 2022, the Company settled the Pharmaco Debt, issuing 22,440,467 common shares. RWB common shares on December 21, 2022, were valued at $0.10 per share. As such, the Company cancelled the Pharmaco Debt, recorded $2,244,047 to share capital for the issuance of 22,440,467 common shares and recorded a $7,903,108 gain on debt settlement.

21.   SHARE CAPITAL AND RESERVES

A.	AUTHORIZED

As at June 30, 2023, the authorized shares were as follows:

•	Unlimited number of common shares without par value.
•	Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.
•	Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent number of common shares plus an additional 5% common shares for each twelve-month period up to twenty-four months.

B.	ISSUED AND OUTSTANDING

There were no changes to the Company’s common share capital during the six months ended June 30, 2023. Changes for the year ended December 31, 2022, and the balance outstanding is as follows:

Common Shares

Common Shares	Common Shares	Share Capital
	#	$
Balance, December 31, 2021	260,860,351	229,792,308
Shares issued for the Pharmaco Acquisition (note 7)	37,000,000	19,200,750
Shares issued to settle interest due (note 20)	6,004,594	1,104,873
Exercise of restricted share units (note 21)	910,000	406,850
Exercise of stock options (note 21)	100	105
Shares issued for settlement of debt (note 20)	22,440,467	2,244,047
Conversion of series I preferred shares conversion (note 21)	3,181,250	5,637,175
Conversion of series II preferred shares conversion (note 21)	139,125,139	83,682,864
Balance, December 31, 2022	469,521,901	$342,068,972
Balance, June 30, 2023	469,521,901	$342,068,972

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

Series I Preferred Shares

As at June 30, 2023, and December 31, 2022, the Company did not have any outstanding Series I Preferred Shares. There were no changes during the period ended June 30, 2023:

Series I Preferred Shares	Series I Preferred Shares	Share Capital
	#	$
Balance, December 31, 2021	3,181,250	$5,637,175
Series I preferred shares conversion (note 21)	(3,181,250)	(5,637,175)
Balance, December 31, 2022	—	—
Balance, June 30, 2023	—	—

Series II Preferred Shares

As at June 30, 2023, and December 31, 2022, the Company did not have any outstanding Series II Preferred Shares. There were no changes during the period ended June 30, 2023:

Series II Preferred Shares	Series II Preferred Shares	Share Capital
	#	$
Balance, December 31, 2021	92,985,275	$46,736,677
Shares issued for the Pharmaco Acquisition (note 7)	37,000,000	36,946,187
Series II preferred shares conversion (note 21)	(129,985,275)	(83,682,864)
Balance, December 31, 2022	—	—
Balance, Juen 30, 2023	—	—

Share Capital transactions for the six months ended June 30, 2023:

The Company did not have transactions relating to share capital during the six months ended June 30, 2023.

Share Capital transactions for the year ended December 31, 2022:

During the year ended December 31, 2022, 3,181,250 series I preferred shares valued at $5,637,175 were converted into 3,181,250 common shares at the same value. 129,985,275 series II preferred shares valued at $83,682,864 were also converted into 139,125,139 common shares of the Company at the same value. Per the terms of the series II preferred shares, upon conversion, preferred shareholders received an equivalent number of common shares plus an additional 5% common shares for each twelve-month period up to twenty-four months the series II preferred shares were held.

On February 7, 2022, finalized the Pharmaco Acquisition (note 7). Consideration for the Pharmaco Acquisition included the issuance of 37,000,000 units of RWB (“Units”). Each Unit consists of one common share and one series II convertible preferred share in the capital of RWB. Each Series II Preferred Share was convertible, in accordance with the formula as set out in the terms in RWB’s articles, at any time or times before April 24, 2022. All Series II Preferred Shares issued in relation to the Pharmaco Acquisition were converted into common shares of the Company by April 24, 2022.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

On July 14, 2022, the Company settled additional interest due on the USD$20,112,015 Convertible M&V Note (note 20), issuing 6,004,594 common shares valued at $1,104,873.

During the year ended December 31, 2022, 910,000 restricted share units (RSU’s) of the Company were exercised. These RSU’s were valued at $472,750.

On December 21, 2022, the Company settled USD$7,702,745 in debt relating to Pharmaco, Inc. (note 20) by issuing 22,440,467 common shares valued on date of issuance at $2,244,047.

During the year ended December 31, 2022, 3,181,250 series I preferred shares valued at $5,637,175 were converted into 3,181,250 common shares at the same value. 129,985,275 series II preferred shares valued at $83,682,864 were also converted into 139,125,139 common shares of the Company at the same value. Per the terms of the series II preferred shares, upon conversion, preferred shareholders received an equivalent number of common shares plus an additional 5% common shares for each twelve-month period up to twenty-four months the series II preferred shares were held.

C.	STOCK OPTIONS

The Company established a 20% rolling stock option plan (the “Option Plan”) to provide the Company with a share-related mechanism to attract, retain and motivate directors, employees and consultants, to reward such persons with the grant of options under the Option Plan from time to time for their contributions toward the long-term goals of the Company and to enable and encourage such persons to acquire shares as long-term investments.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant stock options to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the common shares on the date preceding the option grant date.

In any 12-month period, and in relation to the number of issued and outstanding common shares of the Company, the total number of options awarded cannot exceed:

•	5% to any one individual as at the grant date
•	2% to any one Consultant as of the grant date
•	2% to employees performing investor relations activities for the Company

The Company uses the Black-Scholes model to establish the fair value of the options on the date of grant by applying the assumptions below. The fair value of the option is expensed over the option’s vesting period.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

For stock options outstanding as at June 30, 2023, and December 31, 2022, the Company used the following assumptions.

Grant Date	Vesting Start Date	Expiry Date	Share price on Date of Grant	Exercise Price	Volatility	Risk Free Rate	Dividends
			$	%	%	%	$
2018-06-22	2018-09-22	2023-06-22	1.15	5.28	101.57%	1.98%	$nil
2018-10-01	2019-10-01	2023-10-01	1.15	0.50	101.57%	1.98%	$nil
2018-12-12	2019-03-12	2023-12-12	1.15	2.46	101.57%	1.98%	$nil
2019-01-15	2019-01-15	2024-01-15	1.15	1.00	100.00%	2.27%	$nil
2019-02-04	2019-10-01	2024-02-04	1.15	1.00	100.00%	2.27%	$nil
2019-04-01	2020-04-01	2024-04-01	1.15	1.00	100.00%	2.27%	$nil
2019-04-26	2019-04-26	2024-04-26	1.15	5.44	100.00%	2.27%	$nil
2019-04-29	2019-04-29	2024-04-29	1.15	1.00	100.00%	2.27%	$nil
2019-05-13	2019-08-13	2024-05-13	1.15	1.00	100.00%	2.27%	$nil
2020-01-11	2020-04-11	2025-01-11	1.15	1.00	105.27%	0.45%	$nil
2020-04-01	2021-04-01	2025-04-01	1.15	1.00	105.27%	0.45%	$nil
2020-09-10	2020-12-10	2025-09-10	0.66	0.66	105.27%	0.45%	$nil
2020-10-01	2021-01-01	2025-10-01	0.54	0.65	105.27%	0.45%	$nil
2020-10-12	2020-10-12	2025-10-12	0.60	0.65	105.27%	0.45%	$nil
2020-11-18	2021-02-18	2025-11-18	0.67	0.67	105.27%	0.45%	$nil
2020-12-03	2020-12-03	2025-12-03	0.69	0.75	105.27%	0.45%	$nil
2021-07-06	2021-07-06	2025-07-06	1.10	1.10	88.00%	1.23%	$nil
2021-11-12	2022-11-08	2026-11-12	0.63	0.63	88.00%	1.23%	$nil
2022-10-07	2023-01-07	2027-10-07	0.15	0.50	94.35%	3.98%	$nil
2023-03-15	2024-03-15	2033-03-15	0.10	0.10	110.13%	3.28%	$nil

Volatility was estimated by using the historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on Canada government bonds with a remaining term equal to the expected life of the options.

The number of stock options and weighted average exercise prices as at June 30, 2023 and December 31, 2022 are as follows:

	Options	Weighted average exercise price
	#	$
Balance, December 31, 2021	15,269,289	1.26
Issued	7,100,000	0.15
Exercised	(100)	0.65
Expired	(1,355,625)	0.89
Cancelled	(500,000)	0.93
Forfeited	(2,730,108)	0.58
Balance Outstanding, December 31, 2022	17,783,456	0.95
Issued	(i)1,250,000	0.10
Expired	(539,192)	4.67
Forfeited	(63,333)	0.68
Balance Outstanding, June 30, 2023	18,430,931	0.78
Exercisable
Exercisable as at June 30, 2023	11,597,182	1.15
Exercisable as at June 30, 2022	9,423,150	1.59

(i) Issued to an officer of the Company (see note 24)

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

Stock Options are measured at fair value at the date of grant and are expensed to share based compensation over the option’s vesting period. For the three and six months ended June 30, 2023, the Company had share-based compensation expenses relating to stock options amounting to $142,405, and $458,614, respectively (2022; $nil).

The following reflects the remaining contractual life for outstanding and exercisable options as at June 30, 2023:

Outstanding				Exercisable
Expiry date	Exercise price	Options	Remaining contractual life	Options	Remaining contractual life
	$	#	(years)	#	(years)
2023-10-01	0.50	1,425,000	0.25	1,425,000	0.25
2023-12-12	2.46	45,000	0.45	45,000	0.45
2024-01-15	1.00	500,000	0.55	500,000	0.55
2024-02-04	1.00	400,000	0.60	400,000	0.60
2024-04-01	1.00	400,000	0.76	350,000	0.76
2024-04-26	5.44	1,234,502	0.82	1,234,502	0.82
2024-04-29	1.00	500,000	0.83	500,000	0.83
2024-05-13	1.00	30,000	0.87	30,000	0.87
2025-01-11	1.00	371,429	1.54	371,429	1.54
2025-04-01	1.00	125,000	1.76	125,000	1.76
2025-07-06	1.10	115,000	2.02	115,000	2.02
2025-09-10	0.66	15,000	2.20	15,000	2.20
2025-10-01	0.65	3,400,000	2.26	3,400,000	2.26
2025-10-12	0.65	50,000	2.29	50,000	2.29
2025-11-18	0.67	150,000	2.39	165,000	2.39
2025-12-03	0.75	800,000	2.43	800,000	2.43
2026-11-26	0.63	520,000	3.41	296,251	3.41
2027-10-07	0.50	7,100,000	4.27	1,775,000	—
2033-03-15	0.10	1,250,000	9.72	—	—
		18,430,931	3.15	11,597,182	1.91

D.	RESTRICTED SHARE UNITS (“RSU’S”)

The Company has a restricted share plan (the ''RSU Plan") that allows the issuance of restricted share units (''RSU") and deferred share units ("DSU") Under the terms of the RSU Plan the Company may grant RSUs and DSUs to directors, officers, employees and consultants of the Company. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the RSU Plan.

RSU’s are valued at the RWB closing share price on the day prior to grant, and expiry dates are set five years from date of grant.

The Company did not issue RSU’s during the six months ended June 30, 2023. During the year ended December 31, 2022, the Company issued RSU’s to a certain employee of the Company with the following terms:

Grant Date	Expiry Date	Share price on date of grant	Vesting	RSUs	Value
		$		#	$
2022 Grants
8-Feb-22	5-Feb-27	0.56	100%	525,000	294,000

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

RSU transactions and the number of RSU’s outstanding for the six months ended June 30, 2023, and the year ended December 31, 2022 are as follows:

Restricted Share Units
	#	$
Balance, December 31, 2021	385,000	112,850
Granted	525,000	294,000
Exercised	(910,000)	(406,850)
Balance, December 31, 2022	—	—
Balance, June 30, 2023	—	—

Total stock-based compensation as a result of the RSU grants during the six months ended June 30, 2023, amounted to $nil, (2022; $273,000).

E.	WARRANTS

As of June 30, 2023, and December 31, 2022, the number of outstanding warrants and weighted average exercise prices are as follows:

	Warrants	Weighted average exercise price
	#	$
Balance outstanding December 31, 2021	25,987,692	1.03
Expired	(20,757,490)	1.00
Exercised	(7,489)	1.00
Balance outstanding, December 31, 2022	5,222,713	1.16
Expired	(5,222,713)	1.16
Balance outstanding, June 30, 2023	—	—

22.   EARNINGS (LOSS) PER SHARE

Earnings/loss per share for the three and six months ended June 30, 2023, and 2022 is as follows:

	3 months ended June 30, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
	$	$
Outstanding common shares	469,521,901	437,895,490	469,521,901	437,895,490
Earnings (loss) attributable to common shares	(8,348,526)	(16,140,544)	(16,542,789)	(27,566,328)
Weighted average number of shares outstanding, basic and dilutive	474,738,811	401,199,635	469,521,901	337,503,251
Loss per share, basic and diluted	(0.02)	(0.04)	(0.04)	(0.08)

No stock options or warrants have been included in the computation of diluted loss per share for the period ended June 30, 2023, or 2022, as their effect would be anti-dilutive.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

23.  REVENUES

The Company generates revenue through three distinct sales channels: Retail, Distribution and Licensing. Revenues by sales channel for the three and six months ended June 30, 2023, and 2022 is as follows:

	3 months ended June 30, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
	$	$	$	$
Distribution	14,388,238	18,328,502	35,314,528	35,207,988
Licensing	2,309,450	-	2,309,450	-
Retail	5,217,941	9,073,951	11,337,739	20,241,266
Total revenue	21,915,629	27,402,453	48,961,717	55,449,254

Revenue as a percentage of total sales for the three and six months ended June 30, 2023, and 2022 is as follows:

	3 months ended June 30, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
	%	%	%	%
Distribution	66%	67%	72%	63%
Retail	11%	0%	5%	0%
Licensing	24%	33%	23%	37%
Total revenue	100%	100%	100%	100%

As of June 30, 2023, and 2022 the Company did not have any contracts where the period between the transfer of the promised goods to the customer and payment by the customer exceeds one year. As a result, the Company has not adjusted any of the transaction prices for the time value of money. The Company did not have significant customers representing more than 10% of total revenues earned by the Company.

24. GENERAL AND ADMINISTRATIVE EXPENSES

The Company’s general and administrative expenses for the three and six months ended June 30, 2023, and 2022 are as follows:

	3 months ended June 30, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
	$	$	$	$
Salaries and wages	3,679,711	5,011,358	7,553,521	9,566,662
Facilities expense	684,198	274,992	2,024,433	585,346
Professional fees	1,227,990	3,057,268	2,861,889	4,592,664
Office and administrative fees	331,017	557,353	1,035,511	786,264
Travel expense	185,775	177,067	240,686	366,576
Licenses and permits	135,679	171,979	312,696	364,645
Insurance	276,883	338,061	756,939	752,017
Penalty and late fees	810,556	554,275	1,320,700	1,599,789
Tax expense	-	68,672	-	145,404
Total general and administrative expenses	7,331,809	10,211,025	16,106,375	18,759,367

For the comparative period, certain expenses have been reallocated. The reader is referred to note 30.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

25. NON-CONTROLLING INTERESTS

RWB FLORIDA, LLC AND RED WHITE & BLOOM, FLORIDA, INC.

RWB Florida, LLC is owned by two classes of members: Class A Members and Class B Members, to which the Company is the sole Class A Member. RWB Florida, LLC has several Class B Members, none of whom own in excess of 4.99% of the issued and outstanding equity in RWB Florida, LLC. RWB Florida, LLC is a member- managed limited liability company and all management, operational and day to day activities are undertaken exclusively by the Company. Class B Members hold an aggregate of 23% non-controlling interests of RWB Florida, LLC, and therefore, in RWB Florida.

RWB Florida is the holder of an MMTC license from the Florida Department of Health, Office of Medical Marijuana Use (“OMMU”) and operates pursuant to the MMTC license throughout the State of Florida.

The following table presents summarized financial information before intragroup eliminations for non-wholly owned subsidiaries at June 30, 2023, and December 31, 2022:

	As at June 30, 2023	As at December 31, 2022
	($)	($)
Assets
Current	5,376,452	14,372,784
Non-current	104,380,561	107,753,717
Total assets	109,757,013	122,126,501
Liabilities
Current	37,153,676	4,969,840
Non-current	38,929,406	65,307,061
Total liabilities	76,083,082	70,276,901
Net Assets	33,673,931	51,849,600

	3 months ended June 30, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
Net Income (loss)	(4,903,404)	(10,166,260)	(8,097,899)	(9,880,284)
Interests
Controlling interests – 77%	(3,783,467)	(7,844,286)	(6,592,233)	(8,043,214)
Non-controlling interests – 23%	(1,119,938)	(2,321,974)	(1,505,666)	(1,837,070)

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

26. RELATED PARTY TRANSACTIONS

A.	KEY MANAGEMENT

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of certain executive members of the Company’s Board of Directors and corporate officers. Remuneration attributed to key management personnel for the three and six months ended June 30, 2023, and 2022, can be summarized as follows:

	3 months ended June 30, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
	$	$
Management salaries, bonuses, and other benefits	289,765	89,364	508,921	170,023
Consulting fees by a company controlled by a director of the company	50,526	227,299	136,936	481,020
Share-based payments – officers	20,849	-	20,849	-
Share-based payments – directors	54,721	-	108,841	-
Total	415,861	316,663	775,547	651,043

B.	AMOUNTS DUE TO/FROM RELATED PARTIES

•	Included in accounts payable and accrued liabilities is $1,267,679 as at June 30, 2023 (December 31, 2022; $743,233) payable to officers and directors of the Company for accrued salaries and consulting fees. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.
•	The CAD$17,000,000 Convertible CPIL Note included in long-term convertible debentures on the Condensed Consolidated Statement of Financial Position is due to an entity related to the President of the Company. The term of the CAD$17,000,000 Convertible CPIL Note is 2 years at an interest rate of 8% per annum. The Company valued the CAD$17,000,000 CPIL Convertible Note using the residual method which resulted in a $14,893,017 allocation to long-term convertible debt liability and $2,106,983 to convertible debt reserve which is included in contributed surplus on the statement of financial position. The liability portion of the CAD$17,000,000 CPIL Convertible Note will amortize over the 2-year term at an effective interest rate of 16.43%. Additional terms can be found in note 20.

C.	RELATED PARTY TRANSACTIONS

Transactions for the six months ended June 30, 2023

•	The Company expensed $75,571 in stock-based compensation relating to options held by Officers and Directors of the Company (June 30, 2022; $nil).
•	The Company appointed a new Chief Financial Officer and Corporate Secretary. On appointment, the Company granted the new Chief Financial Officer and Corporate Secretary 1,250,000 stock options (note 21).
•	On June 16, 2023, the Company appointed a new member to the Board of Directors.
•	Officers and Directors of the Company held an aggregate of 37,219,510 common shares and 7,484,375 stock options.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

Transactions for the year ended December 31, 2022

•	On September 15, 2022, the Company issued the CAD$17,000,000 Convertible CPIL Note an entity related to the President and Director of the Company (note 18).
•	On September 19, 2022, a member of the Board of Directors resigned, and the Company appointed a new President and Director.
•	On October 7, 2022, the Company granted 3,200,000 stock options to Directors of the Company at an exercise price of $0.135 to purchase common shares in the capital of RWB.
•	Officers and Directors of the Company held an aggregate of 23,649,654 common shares and 6,746,875 stock options.
•	During the year ended December 31, 2022, 875,000 stock options were forfeited by past Officers and Directors of the Company.

As of the December 31, 2022, the Company identified close members of the family of key management personnel that currently represent lenders to the Company (note 20) during its review of related party disclosures in accordance with IFRS IAS 24 and Public Company Accounting Oversight Board AS2410 and U.S. Securities and Exchange Commission Rules and Regulations. The disclosures are highlighted in note 20 of the Financial Statements.

27. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of other financial instruments, which include accounts receivable, accounts payable and accrued liabilities, loans receivable, and loans payable, approximate their carrying values due to the relatively short-term maturity of these instruments.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Level 3 inputs in determining the fair value of investments includes subjective estimates in assessing for indicators of impairment.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

B.	CREDIT RISK

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that are subject to such risk include cash, accounts receivable and loans receivable. Accounts receivable balances are amounts due by customers purchasing through the Company’s distribution channel, who have exhibited a good credit standing and continue good payment history with the Company.

As at June 30, 2023, the Company held an accounts receivable balance $ 15,490,015 (December 31, 2022; $8,439,143). Included in this balance is a provision for expected credit losses (“ECL”) in the amount of $2,496,972 (December 31, 2022; $1,617,165). See note 9 for details relating to the Company’s accounts receivable and ECL provision for the six months ended June 30, 2023, and the year ended December 31, 2022, and 2022.

The Company limits its exposure to credit loss by placing its cash with reputable financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company does not hold loans receivable as at June 30, 2023; thus, is not exposed to significant credit risk on loans receivable.

C.	LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at June 30, 2023, the Company had a cash balance of $3,884,521 (December 31, 2022; 2,747,138) available to apply against short-term business requirements and current liabilities of $ 143,877,524 (2022; $70,754,710), including short-term lease obligations (note 18), short term notes and a credit facility (note 20), and income taxes payable.

D.	INTEREST RATE RISK

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider the interest rate risk for cash to be significant.

As at June 30, 2023 and December 31, 2022, the interest rate on loans receivable, credit facilities, and convertible debentures are fixed based on the contracts in place, with the exception of the USD$18,300,000 VRT Note (note 20) which interest is calculated as the greater of a minimum 12.90% base interest rate or 7.40% plus prime. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

E.	FOREIGN CURRENCY RISK

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management.

The Company is also exposed to currency risk by having balances and transactions in currencies that are different from its functional currency. The Company operates in foreign jurisdictions, which use the United States Dollar (USD). The Company does not currently use derivative instruments to reduce upward, and downward risk associated with foreign currency fluctuations.

At as June 30, 2023, and December 31, 2022, the Company was exposed to the following currency risk:

	As at June 30, 2023	As at December 31, 2022
	$	$
Financial assets denominated in foreign currencies (USD)	210,441,146	291,649,767
Financial liabilities denominated in foreign currencies (USD)	(134,757,013)	(221,604,545)
Net exposure	75,684,132	70,045,222

A three (3) percent increase in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss for the three and six months ended June 30, 2023, by $119,428 and $215,668 (2022; $333,314 and $540,436) respectively.

F.	CAPITAL RISK MANAGEMENT

The Company monitors its capital structure and adjusts according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

The Company's equity comprises of share capital, contributed surplus, option and convertible debenture reserve, and accumulated deficit. As at June 30, 2023, the Company has shareholders' equity of $5,014,170 (December 31, 2022; $28,200,045). Included in the consolidated statements of financial position for the six months ended June 30, 2023, is an accumulated deficit of $369,191,809 (December 31, 2022; $352,649,020). The Company manages capital through its financial and operational forecasting processes.

The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investment, and financing activities. The Company's capital management objectives, policies and processes have remained unchanged during the period ended June 30, 2023. The Company is not subject to any external capital requirements.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

28. CONTINGENCIES AND COMMITMENTS

A.	CLAIMS AND LITIGATION

On August 19, 2022, Greenlane Holdings, LLC filed a lawsuit against Red White & Bloom Brands, Inc.; RWB Platinum Vape, Inc.; Platinum Vape, LLC; and Vista Prime Management, LLC (collectively, the “RWB Entities”) in the Superior Court of California, County of Orange (the “Lawsuit”). The RWB entities answered the complaint, generally denying Greenlane’s allegations and claims, on October 7, 2022. On November 16, 2022, the RWB Entities filed a motion to dismiss the Lawsuit on the grounds of inconvenient forum. Shortly thereafter, the parties agreed to voluntarily submit their dispute to binding arbitration before the American Arbitration Association in Florida (the “Arbitration”). The Lawsuit is stayed pending the outcome of the Arbitration. An Arbitration hearing has been set for July 19-20, 2023; however, the hearing has been continued to a later date (not yet set) pending resolution of a motion by Greenlane to join additional parties in the Arbitration. Greenlane and the RWB Entities participated in two mediation sessions with Judge Amy Hogue (ret.) in California on June 13 and 22, 2023. Although the parties have discussed the possibility of settlement, no agreement has been reached at this time.

In the normal course of business, the Company is involved in various legal proceedings, the outcomes of which cannot be determined at this time, and, accordingly, no provision has been recorded in these condensed interim consolidated financial statements. Management believes that the resolutions of these proceedings will not have a material unfavorable effect on the Company's condensed interim consolidated financial statements.

B.	CONTINGENCIES

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, sanctions, restrictions on its operations, or losses of licenses and permits that could result in the Company ceasing operations in that specific state or local jurisdiction. While management believes that the Company is in compliance with applicable local and state regulations as of the date of these Financial Statements, cannabis and other regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

On June 4, 2020, the Company acquired certain rights granted from HT Retail Licensing, LLC (“Licensor”) to 1251881 BC Ltd, (“Licensee”), a wholly owned subsidiary of the Company. Under this agreement, the Licensor granted an exclusive, non- transferable, non-assignable right and license to practice High Times Intellectual Property Rights (the “Rights”) related to the Commercialization of Cannabis Products and CBD Products in the Territory - Michigan, Florida and Illinois for Cannabis and in the general US for CBD. The Rights for the State of Florida were denied for use by the OMMU, and the Company did not receive a THC license in the State of Illinois. The first licensing period for Michigan was for a period of 18 months which was completed on December 20, 2021. The Company recorded an accrual of licensing fees commencing on June 4, 2020, up until, and including, December 31, 2021.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

On February 23, 2022, the Company received a cease-and-desist notice from a Licensor in respect to the Rights and ceased to be engaged in the manufacturing, sale or licensing of the Rights. Accordingly, the Company reversed the license liability, in the amount of $8,135,473, remaining after February 23, 2022, and during the year ending December 31, 2022. The Company has entered into negotiations with respect to any outstanding liabilities to the Licensor and agreed to voluntary non-binding mediation between the Company and the Licensor. To date, the Company has not reached a resolution with the Licensor, as there continues to be a dispute over the amount of licensing fees owned to the licensor and there can be no assurance that a resolution would be favorable to the Company. Notwithstanding the above, the Company’s position remains that there was a failure of the Licensor to perform under the licensing agreements between the parties.

29. SEGMENTED RESULTS

As a result of key operating milestones and acquisitions during fiscal year 2022, including but not limited to the licensure of the Company’s manufacturing and processing facility in Warren, Michigan and the closing of the Pharmaco Acquisition (note 7), the Chief Decision Makers (“CDOM”) reassessed its classification of operating segments to better reflect how the Company services its customers and respective legal markets in the United States.

Comparative revenues, cost of goods before fair value adjustments, fair value adjustments, operating expenses and other expenses have been reclassified to confirm to the current period’s financial statement presentation. The exhibits set out below summarize the consolidated financial information of the Company’s reportable segments for the six months ended June 30, 2023, and 2022.

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Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

3 months ended June 30, 2023	Corporate	Distribution	Licensing	Retail	Other	Consolidated
Sales revenue	-	14,388,238	2,309,450	5,217,941	-	21,915,629
Cost of goods sold	-	10,167,813	735,218	4,146,168	-	15,049,199
Gross profit before unrealized gains and losses	-	4,220,425	1,574,232	1,071,773	-	6,866,430
Unrealized changes in fair value of biological assets	-	-	-	(1,287,157)	-	(1,287,157)
Realized fair value amounts included in inventory sold	-	-		616,685	-	616,685
Total Gross Profit (loss)	-	4,220,425	1,574,232	401,301	-	6,195,958
Total gross Profit (%)	0%	29%	68%	8%	0%	28%
Total operating expenses	1,436,784	3,183,521	72,277	5,142,288	0	9,834,870
Total other expenses (income)	4,206,087	210,498	133	1,260,846	0	5,677,564
Profit (loss) before Income Taxes	(5,642,871)	826,406	1,501,822	(6,001,833)	-	(9,316,476)
Income tax	-	(7,876)	-	(139,158)	-	(147,034)
Net profit (loss) from continuing operations	(5,642,871)	818,530	1,501,822	(6,140,991)	0	(9,463,510)
Loss from discontinued operations	-	-	-	-	(4,953)	(4,953)
Net loss for the year	(5,642,871)	818,530	1,501,822	(6,140,991)	(4,953)	(9,468,463)
Attributed to:
Red White and Bloom	(5,642,871)	818,530	1,501,822	(5,021,054)	(4,953)	(8,348,526)
Non-controlling interests	-	-	-	(1,119,938)	-	(1,119,938)

3 months ended June 30, 2022	Corporate	Distribution	Licensing	Retail	Other	Consolidated
Sales revenue	-	18,309,430	-	9,093,023	-	27,402,453
Cost of goods sold	-	14,645,609	-	7,969,247	-	22,614,856
Gross profit before unrealized gains and losses	-	3,663,821	-	1,123,776	-	4,787,597
Unrealized changes in fair value of biological assets	-	-	-	(17,973)	-	(17,973)
Realized fair value amounts included in inventory sold	-	-	-	(1,351,571)	-	(1,351,571)
Total Gross Profit	-	3,663,821	-	(245,767)	-	3,418,053
Total Gross Profit (%)	0%	20%	0%	(3%)	0%	12%
Total Operating Expenses	986,888	7,143,678	-	5,188,929	-	13,319,495
Total other expenses	3,624,281	536,617	-	1,774,651	-	5,935,549
Loss before Income Taxes	(4,611,169)	(4,016,474)	-	(7,209,347)	-	(15,836,991)
Income tax	-	(690,583)	-	(442,813)	-	(1,133,396)
Net loss from continuing operations	(4,611,169)	(4,707,057)	-	(7,652,161)	-	(16,970,387)
Loss from discontinued operations	-	-	-	-	(675,823)	(675,823)
Net loss for the year	(4,611,169)	(4,707,057)	-	(7,652,161)	(675,823)	(17,646,210)
Attributed to:
Red White and Bloom	(4,611,169)	(4,707,057)	-	(6,146,493)	(675,823)	(16,140,544)
Non-controlling interests	-	-	-	(1,505,666)	-	(1,505,666)

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

6 months ended June 30, 2023	Corporate	Distribution	Licensing	Retail	Other	Consolidated
Sales revenue	-	35,314,528	2,309,450	11,337,739	-	48,961,717
Cost of goods sold	-	23,610,439	735,219	8,339,955	-	32,685,613
Gross profit before unrealized gains and losses	-	11,704,089	1,574,231	2,997,784	-	16,276,104
Unrealized changes in fair value of biological assets	-	-	-	(1,737,952)	-	(1,737,952)
Realized fair value amounts included in inventory sold	-	-	-	10,201	-	10,201
Total Gross Profit (loss)	-	11,704,089	1,574,231	1,270,033	-	14,548,353
Total gross Profit (%)	0%	33%	68%	11%	0%	30%
Total operating expenses	3,834,860	6,419,600	86,385	10,360,053	-	20,700,898
Total other expenses (income)	8,334,907	264,239	133	3,647,670	-	12,246,949
Profit (loss) before Income Taxes	(12,169,767)	5,020,250	1,487,713	(12,737,690)	-	(18,399,494)
Income tax	-	(1,886,466)	-	1,460,317	-	(426,150)
Net profit (loss) from continuing operations	(12,169,767)	3,133,784	1,487,713	(11,277,374)	-	(18,825,644)
Loss from discontinued operations	-	-	-	-	(39,118)	(39,118)
Net loss for the year	(12,169,767)	3,133,784	1,487,713	(11,277,374)	(39,118)	(18,864,762)
Attributed to:
Red White and Bloom	(12,169,767)	3,133,784	1,487,713	(8,955,400)	(39,118)	(16,542,789)
Non-controlling interests	-	-	-	(2,321,974)	-	(2,321,974)
As at June 30, 2023
Intercompany Balances	294,606,468	(176,535,054)	(1,309,349)	(78,498,121)	(38,263,944)	-
Total Assets	475,396,420	49,221,678	1,489,966	144,629,308	(360,035,046)	310,702,326
Total non-current assets	-	2,923,493	-	207,392,078	39,365,397	249,680,968
Total liabilities	187,250,367	28,173,682	6,845	90,308,847	(51,585)	305,688,156
Total non-current liabilities	127,349,716	1,316,102	-	40,494,241	(7,166,783)	161,993,276
% of revenue	0%	72%	5%	23%	0%	100%
% of loss	52%	0%	0%	48%	0%	100%
% of Income	0%	68%	32%	0%	0%	100%

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

6 months ended June 30, 2022	Corporate	Distribution	Licensing	Retail	Other	Consolidated
Sales revenue	-	35,188,916	-	20,260,338	-	55,449,254
Cost of goods sold	-	24,069,688	-	15,250,503	-	39,320,191
Gross profit before fair value adjustments	-	11,119,228	-	5,009,835	-	16,129,064
Unrealized changes in fair value of biological assets	-	-	-	(2,467,978)	-	(2,467,978)
Realized fair value amounts included in inventory sold	-	-	-	(1,074,644)	-	(1,074,644)
Total Gross Profit	-	11,119,228	-	1,467,213	-	12,586,441
Total Gross Profit (%)	0%	32%	0%	7%	0%	23%
Total Operating Expenses	3,310,724	11,761,149	-	9,603,206	-	24,675,078
Total other expenses	7,604,562	563,524	-	4,368,631	-	12,536,718
Profit (loss) before Income Taxes	(10,915,286)	(1,205,445)	-	(12,504,625)	-	(24,625,356)
Income tax	-	1,958,428	-	1,246,138	-	3,204,566
Net profit (loss) from continuing operations	(10,915,286)	(3,163,873)	-	(13,750,763)	-	(27,829,922)
Loss from discontinued operations	-	-	-	-	(1,573,476)	(1,573,476)
Net loss for the year	(10,915,286)	(3,163,873)	-	(13,750,763)	(1,573,476)	(29,403,398)
Attributed to:
Red White and Bloom	(10,915,286)	(3,163,873)	-	(11,913,693)	(1,573,476)	(27,566,328)
Non-controlling interests	-	-	-	(1,837,070)	-	(1,837,070)
As at December 31, 2022
Intercompany Balances	44,365,495	11,899,094	-	(4,651,926)	(51,612,663)	-
Total Assets	1,043,197	18,915,772	-	232,404,962	40,302,237	292,666,168
Total non-current assets	-	3,133,175	-	214,017,790	40,269,252	257,420,217
Total liabilities	152,577,198	25,581,582	-	86,267,305	40,038	264,466,123
Total non-current liabilities	127,805,847	1,261,616	-	71,975,289	(7,331,339)	193,711,413
% of revenue	0%	60%	0%	40%	0%	100%
% of loss	37%	11%	0%	47%	5%	100%
% of Income	0%	0%	0%	0%	0%	0%

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

30. RECLASSIFICATIONS

Certain prior year amounts have been reclassified for consistency with current year presentation. Reclassifications have been made as follows:

•	For enhanced disclosure, $1,272,039 in vendor deposits, and $2,959,736 in security deposits reported in prepaid expenses for the year ended December 31, 2022, has been reclassified to deposits on the comparative figures in the condensed interim consolidated statement of financial position.
•	For the comparative period December 31, 2022, $672,064 in amounts due to third parties was reclassified from Accounts payable and accrued liabilities to other current liabilities on the condensed interim consolidated statement of financial position.
•	Salaries and wages have been reclassified to general and administrative expenses in the statement of loss and comprehensive loss.
•	In the financial reporting period for three and six months ended June 30, 2022, $891,736 and

$1,299,276, respectively, originally recorded in general and administrative expenses has been reclassified in these Financial Statements to Bad debt expense on the condensed interim consolidated statement of loss and comprehensive loss.

•	In the financial reporting period for three and six months ended June 30, 2022, $335,756 and $434,082, respectively, originally recorded in general and administrative expenses has been reclassified in these Financial Statements to Marketing expenses on the condensed interim consolidated statement of loss and comprehensive loss.
•	$1,352,703 in foreign exchange losses were misclassed in the items not affecting cash section of operating activities in the Condensed Interim Consolidated Statement of Cash Flows for the reporting period ended months ended June 30, 2022. This was reallocated in the comparative figures in the Condensed Interim Consolidated Statement of Cash Flows for the six months ended June 30, 2022, to Net effects of foreign exchange. This reallocation had a corresponding impact on net cash used in operating activities for the period ended June 30, 2022.
•	The Company’s CDOM’s reassessed the classification of operating segments to better reflect how the Company services its customers and respective legal markets in the United States. For the year ending December 31, 2022, and onward, the Company has segregated it operations into three main operating segments (i) Retail, and (ii) Distribution, and (iii) Corporate, with all other non-reporting operations to a fourth segment; Other. During the period ended June 30, 2023, the Company expanded its revenue channels to include revenue earned through licensing of its brand to third party distributors. As this revenue stream will earn revenues and incur expenses, and its discrete financials will be reviewed regularly by the Company’s CDOM’s, management has deemed “Licensing” as its own operating segment, expanding the number of operating segments to five.

These reclassifications had no material effect on the previously reported consolidated statements of loss and comprehensive loss, and cash flows from operating activities in the condensed interim consolidated statements of cash flow.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

31. DISCONTINUED OPERATIONS

During the year ended December 31, 2021, the Company discontinued operations of its wholly owned subsidiary, Mid American Growers, Inc. Components of residual loss from discontinued operations for the three and six months ended June 30, 2023, and 2022 are as follows:

	3 months ended June 30, 2023	3 months ended June 30, 2022	6 months ended June 30, 2023	6 months ended June 30, 2022
	$	$	$	$
Revenue	-	25,270	-	164,537
Cost of sales, before fair value adjustments	-	113,196	-	254,442
Gross profit (loss)	-	(87,926)	-	(89,905)
General and administration	3,252	1,069,797	37,417	3,777,013
Sales and marketing	0	208	0	49,824
Loss from operations before other expenses (income)	(3,252)	(1,157,931)	(37,417)	(3,916,742)
Other expense (income)	284	230,768	284	(1,600,723)
Finance expense	-	(129,272)	-	(154,197)
(Gain) loss on disposal of property, plant and equipment	-	(583,604)	-	(588,346)
Loss before income taxes	(3,536)	(675,823)	(37,701)	(1,573,476)
Net loss per share, basic and diluted on discontinued	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average number of outstanding common shares, basic and diluted	474,738,811	401,199,635	469,521,901	337,503,251

Additional information on the discontinuation of Mid-American Growers, Inc. can be found in the Company’s 2022 Audited Consolidated Financial Statements which can be found at www.sedarplus.ca.

32. SUBSEQUENT EVENTS

Subsequent to the six months ended June 30, 2023, the Company had the following material event(s):

Aleafia Health, Inc. – Proposed Business Combination Agreement and Termination of Agreement

On June 6, 2023, the Company executed a binding letter agreement (the “Aleafia Letter Agreement”) for a business combination with Aleafia Health, Inc. (“Aleafia”) (the “Proposed Transaction”). Under the terms of the Aleafia Letter Agreement, each outstanding common share in the capital of Aleafia (each, an “Aleafia Share”) would be exchanged for 0.35 of a common share in the capital of the Company (each, an “RWB Share”), subject to customary adjustment (the “Exchange Ratio”). Upon the completion of the Proposed Transaction, existing RWB shareholders were expected to own approximately 76% of the combined company resulting from the Proposed Transaction and Aleafia shareholders were expected to own approximately 24%. Outstanding options and warrants to purchase Aleafia Shares would have become exercisable to acquire RWB Shares on the same terms and conditions, on the basis of the Exchange Ratio. Outstanding restricted and deferred share units of Aleafia were to be settled upon closing in RWB Shares on the basis of the Exchange Ratio.

The Proposed Transaction required the approval of: (a) (i) two-thirds of the votes cast by shareholders of Aleafia, and, if required, (ii) a simple majority of the votes cast by minority Aleafia shareholders in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), at

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

a special meeting of Aleafia shareholders that was expected to take place in the third quarter of 2023 (the “Aleafia Meeting”); (b) debentureholders of the requisite percentage of the principal amount of each series of Aleafia Convertible Debentures (“Debentureholder Approval”); and (c) if required, RWB shareholders at a special meeting of RWB shareholders which was expected to take place in the third quarter of 2023 (the “RWB Meeting”).

The Aleafia Letter Agreement provided for the parties to enter into a definitive arrangement agreement setting out the final terms and conditions of the Proposed Transaction on or before July 31, 2023. The Aleafia Letter Agreement contained a standard non-solicitation and superior proposal provisions and a break fee of $2 million. The Aleafia Letter Agreement included other provisions such as conditions to closing the Proposed Transaction, and representations and warranties and covenants customary for arrangement agreements.

RWB intended to secure a $30 million credit facility (the “New Credit Facility”). The proceeds from the New Credit Facility was to serve multiple purposes, including the funding of the assignment of the AH Note Receivable (note 10), full and final settlement of all outstanding principal and accrued interest and any other amounts owing in respect of certain Aleafia convertible debentures issued under the amended and restated debenture indenture providing for the issue of certain convertible debentures dated as of June 27, 2022 between Aleafia and Computershare Trust Company of Canada, as the trustee, as supplemented by: (a) the first supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series A Secured Convertible Debentures Due June 30, 2024; (b) the second supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series B Secured Convertible Debentures Due June 30, 2026), and (c) the first supplemental indenture dated as of June 27, 2022 (providing for the issue of 8.50% Series C Secured Debentures Due June 30, 2028) (collectively, the “Aleafia Convertible Debentures”) for an aggregate of $6 million at the Effective Time (subjected to receipt of Debentureholder Approval), funding working capital requirements and targeted growth initiatives of the Combined Company, and covering general corporate expenses and transaction costs associated with the Proposed Transaction. Specific terms for the New Credit Facility were to be confirmed upon execution of final funding agreements and will be subject to the completion of the Proposed Transaction.

On July 14, 2023, the Company and Aleafia mutually agreed to terminate the Aleafia Letter Agreement without liability or cost to either party. Pursuant to the Aleafia Letter Agreement, and as a pre-requisite to closing the Proposed Transaction, the approval of holders of Aleafia convertible debentures issued under the amended and restated debenture indenture providing for the issue of certain convertible debentures dated as of June 27, 2022 between Aleafia and Computershare Trust Company of Canada, as the trustee, as supplemented by: (a) the first supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series A Secured Convertible Debentures Due June 30, 2024); (b) the second supplemental indenture dated as of June 27, 2022 (providing for the issue of the 8.5% Series B Secured Convertible Debentures Due June 30, 2026), and (c) the third supplemental indenture dated as of June 27, 2022 (providing for the issue of 8.50% Series C Secured Debentures Due June 30, 2028) (collectively, the “Aleafia Convertible Debentures”) was required to settle all outstanding amounts due to them for an aggregate amount of $6 million in exchange for the cancellation of all Aleafia Convertible Debentures. While Aleafia had received support in writing from certain holders of the outstanding Aleafia Convertible Debentures, certain other holders representing more than 33 1/3% of the outstanding Aleafia Convertible Debentures, as represented by their designated representatives, communicated to Aleafia and RWB that they would not accept the terms of the settlement set out in the Aleafia Letter Agreement. As a result, a key condition

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

of the Proposed Transaction was not satisfied, and the parties mutually agreed to terminate the Aleafia Letter Agreement.

On July 24, 2023, in light of Aleafia's financial condition, the termination of the Aleafia Letter Agreement, and the ongoing breach of covenants under the AH Note Receivable by Aleafia, RWB issued demand letters and notices to enforce its security under Section 244 of the Bankruptcy and Insolvency Act. RWB had previously reserved all of its rights and remedies under the AH Note Receivable given that Aleafia had breached the aforementioned covenants prior to the assignment from the Aleafia Lender.

On July 25, 2023, Aleafia announced that it had received an order (the “Initial Order”) from the Ontario Superior Court of Justice (Commercial List) under the Companies’ Creditors Arrangement Act (“CCAA”), in order to restructure its business and financial affairs (the “Aleafia CCAA Proceedings”). The Initial Order approved, among other things, debtor-in-possession financing (“DIP Financing”) to be provided by RWB to fund the Aleafia CCAA Proceedings and other short-term working capital requirements pursuant to a term sheet between RWB and Aleafia dated July 24, 2023 (the “Aleafia DIP Term Sheet”). As specified under the Aleafia DIP Term Sheet, RWB agreed to advance DIP Financing up to $6,600,000 (the “DIP Loan”). The continued availability of the DIP Loan is conditional upon, among other things, certain conditions being satisfied, including the Initial Order remaining in effect. A copy of the DIP Term Sheet was filed on SEDAR+ on August 17, 2023.

On July 26, 2023, RGR provided RWB with $1.56 million as an advance under the Company’s existing CAD RGR Grid Note (note 20), which the Company subsequently advanced to Aleafia, in its entirety under the terms and conditions of the DIP Loan. The Company has secured a commitment from RGR for the required financing to meet its financing commitment to Aleafia under the DIP Loan.

On August 22, 2023, the Ontario Superior Court of Justice (Commercial List) (the “Court”) approved a stalking horse asset purchase and share subscription agreement (the “Stalking Horse Agreement”) pursuant to which RWB would acquire certain assets from Aleafia and subscribe for shares of certain subsidiaries of Aleafia if RWB becomes the successful bidder pursuant to the sale and investment solicitation process (“SISP”), also approved by the Court, in connection with the Aleafia CCAA Proceedings of Aleafia and certain of its subsidiaries (collectively, the “Aleafia Group”) under the CCAA.

As part of the Aleafia CCAA Proceedings, Aleafia obtained an order from the Court on August 22, 2023, among other things, (i) an extension of the stay period mandated by the CCAA Proceedings until October 31, 2023 (the “Stay Period”); (ii) the SISP submitted by the Aleafia Group and KSV Restructuring Inc. in its capacity as monitor in the Aleafia CCAA Proceedings (the “Monitor”); (iii) the Stalking Horse Agreement (solely for the purposes of being the stalking horse bid under the SISP (the “Stalking Horse Bid”)); and (iv) the preservation and maintenance of the Aleafia Group’s Health Canada and cannabis excise licences (the “Aleafia Licences”) until the expiration of the Stay Period, including the ability of the Aleafia Group to sell cannabis in the ordinary course under the Licences and, to the extent any Licence may expire during the Stay Period, an extension of such Licence by a period equal to the Stay Period.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

The Stalking Horse Agreement provides for a reverse vesting transaction whereby a wholly owned subsidiary of RWB would subscribe for shares of Emblem Cannabis Corporation, Canabo Medical Corporation, Aleafia Farms Inc., and Aleafia Retail Inc. (collectively, the “Aleafia Purchased Entities”, with such shares being referred to as the “Purchased Shares”) and acquire specific intellectual property owned, licensed, or leased by Aleafia (the “Purchased IP”). Certain excluded assets and liabilities of the Aleafia Purchased Entities would be transferred to one or more corporations that would not be included among the Aleafia Purchased Entities at closing. RWB’s subsidiary would be the sole shareholder of the Aleafia Purchased Entities following closing.

The consideration for the Purchased Shares and Purchased IP will be comprised of:

(a)	a credit bid consisting of:

(i)	a release of all amounts outstanding and obligations payable by the AH Note Receivable and all related loan and security documentation, which amount as of July 31, 2023, was $15,414,622, including the principal amount of such claim, plus all accrued and unpaid interest thereon through to and including the closing date of the Stalking Horse Bid (the “Closing Date”), plus any fees and expenses associated therewith; and

(ii)	a release of all amounts outstanding and obligations payable by the Aleafia Group as of the Closing Date pursuant to the DIP Loan and all related loan and security documentation, including the principal amount of such claims and interest accrued as of the Closing Date, plus all accrued and unpaid interest thereon through to and including the Closing Date, plus any fees and expenses associated therewith; and

(b)	cash consideration consisting of:

(i)	up to $400,000 payable to the Monitor on the Closing Date to be used to pay the costs and expenses of the Monitor and its legal counsel after the Closing Date in connection with the completion of the Aleafia CCAA Proceedings (to the extent such amount has not be pre-funded under the DIP Loan prior to the Closing Date);

(ii)	cash in an amount that is sufficient to satisfy any amounts remaining payable as of the Closing Date secured by (A) the charge to secure the fees and disbursements of the Aleafia Group’s counsel, the Monitor and its counsel of up to $1,250,000, and (B) the charge in favour of the directors and officers of the Aleafia Group of up to $2,850,000, each as previously approved by the Court, and each without duplication to amounts satisfied under (i) or (iv);

(iii)	cash in an amount sufficient to satisfy the outstanding obligations of the Aleafia Group to 1260356 Ontario Limited (“1260356”) as secured lender under the credit agreement between Aleafia and 1260356 dated August 20, 2021, and as amended on December 24, 2021, and August 26, 2022, which amount as at July 31, 2023 was approximately $5,952,056; and

(iv)	an amount sufficient to satisfy any remaining priority payments as of the Closing Date as required under the CCAA.

Red White & Bloom Brands Inc. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED JUNE 30, 2023, AND 2022

The consummation of the transactions contemplated under the Stalking Horse Agreement are subject to satisfaction or waiver of certain conditions set forth in the Stalking Horse Agreement, including, among other things, the Court granting the requisite approval and vesting order as a final order, the Stalking Horse Agreement being determined to be the successful bid under the SISP, receipt of all required regulatory approvals and the Licences being in good standing and continuing in good standing and not suspended or terminated following the Closing Date.

There is no assurance that RWB’s Stalking Horse Bid will be the successful bid under the SISP. If RWB’s Stalking Horse Bid is unsuccessful, the Stalking Horse Agreement will terminate. Any alternative successful bid would result in the repayment in full of all amounts outstanding under the AH Note Receivable and the DIP Loan in addition to the payment of an expense reimbursement of $500,000 associated with transaction costs incurred by RWB in connection with the preparation of RWB’s Stalking Horse Bid.

Entering into the Stalking Horse Agreement was evaluated and ultimately approved by the disinterested members of the board of directors of each of Aleafia and RWB.